Exhibit (a)(1)(A)

Offer To Purchase For Cash

All Outstanding Shares Of Common Stock

(including the associated preferred stock purchase rights)

of

J. ALEXANDER’S CORPORATION

at

$13.00 NET PER SHARE

by

NEW ATHENA MERGER SUB, INC.

an indirect, wholly-owned subsidiary of

FIDELITY NATIONAL FINANCIAL, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME,

ON WEDNESDAY, SEPTEMBER 5, 2012, UNLESS THE OFFER IS EXTENDED.

New Athena Merger Sub, Inc., a Tennessee corporation (“Purchaser”) and an indirect, wholly-owned subsidiary of Fidelity National Financial, Inc., a Delaware corporation (“Parent”), is offering to purchase all of the outstanding shares of common stock, par value $0.05 per share (including the associated preferred stock purchase rights (the “Shares”), of J. Alexander’s Corporation, a Tennessee corporation (“J. Alexander’s” or the “Company”), at a purchase price of $13.00 per Share (the “Offer Price”), net to the sellers in cash, without interest thereon and subject to any required withholding taxes, upon the terms and subject to the conditions described in this Offer to Purchase and in the related Letter of Transmittal (which, together with the Offer to Purchase, each as may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to an Amended and Restated Agreement and Plan of Merger, dated as of July 30, 2012 (as it may be amended from time to time, the “Merger Agreement”), among Parent, Fidelity Newport Holdings LLC (for the limited purposes set forth in the Merger Agreement), American Blue Ribbon Holdings, Inc. (for the limited purposes set forth in the Merger Agreement), Athena Merger Sub, Inc. (for the limited purposes set forth in the Merger Agreement), Purchaser and J. Alexander’s. The Merger Agreement provides, among other things, that following consummation of the Offer and subject to certain conditions, Purchaser will be merged with and into J. Alexander’s (the “Merger”), with J. Alexander’s continuing as the surviving corporation and an indirect, wholly-owned subsidiary of Parent. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held by J. Alexander’s or Purchaser, which Shares will be cancelled and retired and will cease to exist without any consideration being delivered in exchange for those Shares) will be cancelled and converted into the right to receive $13.00 or any greater per Share price paid in the Offer, in cash, without interest thereon and subject to any required withholding taxes. Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

The Offer is conditioned upon, among other things, (i) satisfaction of the Minimum Condition (as described below), (ii) the early termination or expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (iii) the absence of a legal restraint preventing or prohibiting the consummation of the Merger. The Minimum Condition requires the number of Shares that have been validly tendered and not validly withdrawn prior to the expiration of the Offer to represent at least the number of Shares required to adopt the Merger Agreement and approve the Merger pursuant to the charter and by-laws of J. Alexander’s and the Tennessee Business Corporation Act (the “TBCA”) on the date the tendered Shares are accepted for payment, determined on a fully-diluted basis (as defined in the Merger Agreement). The Offer also is subject to other conditions described in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.”

After careful consideration, the Board of Directors of J. Alexander’s, among other things, has unanimously (i) declared that (x) the Merger Agreement, the promissory note contemplated by the Merger Agreement and the other agreements, instruments and documents contemplated to be entered into in connection with any of the foregoing (collectively, the “Transaction Agreements”), and (y) the transactions contemplated by the Transaction Agreements, including the Offer, the Merger and the top-up option (collectively, the “Transactions”), are advisable, fair to and in the best interests of J. Alexander’s and the shareholders of J. Alexander’s, (ii) adopted the Merger Agreement and approved the other Transaction Agreements, the execution, delivery and performance of the Transaction Agreements by J. Alexander’s and the consummation of the Transactions, (iii) directed the adoption of the Merger Agreement be submitted to the shareholders of J. Alexander’s and (iv) recommended that the shareholders of J. Alexander’s accept the Offer, tender their Shares in the Offer and, to the extent required by applicable law, approve the Merger and adopt the Merger Agreement.

A summary of the principal terms of the Offer appears on pages S-i through S-vii. You should read this entire document carefully before deciding whether to tender your Shares in the Offer.

The Information Agent for the Offer is:

August 6, 2012

IMPORTANT

If you wish to tender all or a portion of your Shares in the Offer, you should either (i) complete and sign the letter of transmittal that accompanies this Offer to Purchase (the “Letter of Transmittal”) in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined in this Offer to Purchase), together with certificates representing the Shares tendered or follow the procedure for book-entry transfer set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If you hold Shares in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares.

If you wish to tender Shares and cannot deliver certificates representing those Shares and all other required documents to the Depositary on or prior to the Expiration Date (as defined in this Offer to Purchase) or you cannot comply with the procedures for book-entry transfer on a timely basis, you may tender your Shares by following the guaranteed delivery procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance should be directed to the Information Agent (as defined in this Offer to Purchase) at its address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and other materials related to the Offer may also be obtained at our expense from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and any other material related to the Offer may be found at www.sec.gov.

i

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery. You are urged to read carefully the Offer of Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery in their entirety. Parent and Purchaser have included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning J. Alexander’s contained in this summary term sheet and elsewhere in the Offer to Purchase has been provided to Parent and Purchaser by J. Alexander’s or has been taken from or is based upon publicly available documents or records of J. Alexander’s on file with the United States Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. Parent and Purchaser have not independently verified the accuracy and completeness of that information. Parent and Purchaser have no knowledge that would indicate that any statements contained in this Offer to Purchase relating to J. Alexander’s provided to Parent and Purchaser or taken from or based upon those documents and records filed with the SEC are untrue or incomplete in any material respect.

Securities Sought:	All of the issued and outstanding shares of common stock, par value $0.05 per share (including the associated preferred stock purchase rights), of J. Alexander’s Corporation.

Price Offered Per Share:	$13.00 in cash, without interest thereon and subject to any required withholding taxes.

Scheduled Expiration of Offer:	5:00 p.m., New York City time, on Wednesday, September 5, 2012, unless the Offer is otherwise extended. See Section 1 — “Terms of the Offer.”

Purchaser:	New Athena Merger Sub, Inc., a Tennessee corporation and an indirect, wholly-owned subsidiary of Fidelity National Financial, Inc., a Delaware corporation.

Who is offering to buy my securities?

We are New Athena Merger Sub, Inc., a Tennessee corporation, formed for the purpose of making this Offer. We are an indirect, wholly-owned subsidiary of Fidelity National Financial, Inc., a Delaware corporation (“Parent”). Parent is a leading provider of title insurance, mortgage services and diversified services.

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to New Athena Merger Sub, Inc. and, where appropriate, Parent. We use the term “Parent” to refer to Fidelity National Financial, Inc. alone, the term “Purchaser” to refer to New Athena Merger Sub, Inc. alone and the terms “J. Alexander’s” or the “Company” to refer to J. Alexander’s Corporation and the term “Shares” to refer to shares of J. Alexander’s common stock (including the associated preferred stock purchase rights) that are the subject of the Offer.

See the “Introduction” to this Offer to Purchase and Section 8 — “Certain Information Concerning Parent, Purchaser and Certain Related Persons.”

What are the preferred stock purchase rights?

The preferred stock purchase rights are rights to purchase Series A Junior Preferred Stock Purchase Rights of J. Alexander’s, issued pursuant to J. Alexander’s shareholder rights agreement, dated as of March 5, 2012, as amended. The preferred stock purchase rights were issued to all holders of J. Alexander’s common stock, but currently are not represented by separate certificates or book-entries. Instead, your preferred stock purchase rights are represented by the certificates or book-entries for your Shares. A tender of your shares of common stock of J. Alexander’s will include a tender of your associated preferred stock purchase rights.

S-i

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase all of the outstanding shares of common stock, par value $0.05 per share (including the associated preferred stock purchase rights), of J. Alexander’s on the terms and subject to the conditions described in this Offer to Purchase. Unless the context otherwise requires, in this Offer to Purchase we use the term “Offer” to refer to this offer.

See the “Introduction” to this Offer to Purchase and Section 1 – “Terms of the Offer.”

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $13.00 per Share, net to you, in cash, without interest and subject to any required withholding taxes. We refer to this amount as the “Offer Price.” If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, banker or other nominee, and your broker, banker or other nominee tenders your Shares on your behalf, your broker, banker or other nominee may charge you a fee for doing so. You should consult your broker, banker or other nominee to determine whether any charges will apply.

See the “Introduction” to this Offer to Purchase.

Is there an agreement governing the Offer?

Yes. Parent, Purchaser, Fidelity Newport Holdings, LLC, a Delaware limited liability company and an indirect, majority-owned subsidiary of Parent (“FNH”) (for the limited purposes set forth in the Merger Agreement (as defined below)), American Blue Ribbon Holdings, Inc., a Delaware corporation and an indirect majority-owned subsidiary of Parent (“ABRH, Inc.”) (for the limited purposes set forth in the Merger Agreement), Athena Merger Sub, Inc. (“Old Athena”) (for the limited purposes set forth in the Merger Agreement), and J. Alexander’s have entered into an Amended and Restated Agreement and Plan of Merger, dated as of July 30, 2012 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement amends and restates in its entirety the Agreement and Plan of Merger, dated as of June 22, 2012, by and among Parent, FNH (for the limited purposes set forth therein), ABRH, Inc., Old Athena and J. Alexander’s (the “Prior Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into J. Alexander’s (the “Merger”).

See Section 11 — “The Merger Agreement; Other Agreements” and Section 15 – “Certain Conditions of the Offer.”

Do you have the financial resources to make payment?

Yes. We estimate that we will need approximately $78 million to purchase the Shares, to make payments in respect of outstanding in-the-money options, to repay J. Alexander’s existing indebtedness and to consummate the Merger, plus related fees and expenses. Parent and its subsidiaries will provide us with sufficient funds (by means of a capital contribution and/or other advancement) to purchase all Shares properly tendered in the Offer and to provide funding for the Merger and the other transactions contemplated by the Merger Agreement, which are expected to follow the successful completion of the Offer in accordance with the terms and conditions of the Merger Agreement. The Offer is not conditioned upon our ability to finance the purchase of Shares pursuant to the Offer or the Merger. Parent expects to obtain the necessary funds from its and its subsidiaries’ available cash and cash equivalents and, if necessary, its existing credit facility.

See Section 9 — “Source and Amount of Funds.”

S-ii

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•

we, through Parent and its subsidiaries, will have sufficient funds available to purchase all Shares successfully tendered in the Offer in light of our financial capacity in relation to the amount of consideration payable;

•	the Offer is not subject to any financing condition; and

•	if we consummate the Offer, we expect to acquire any remaining Shares for the same cash price in the Merger.

See Section 9 — “Source and Amount of Funds.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have until 5:00 p.m., New York City time, on Wednesday, September 5, 2012, to tender your Shares in the Offer, unless we extend the Offer. In addition, if we decide to provide a subsequent offering period for the Offer as described below, you will have an additional opportunity to tender your Shares. We do not currently intend to provide a subsequent offering period, although we reserve the right to do so.

If you cannot deliver everything required to make a valid tender by that time, you may still participate in the Offer by using the guaranteed delivery procedure that is described later in this Offer to Purchase prior to that time.

See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms:

•

If, on the Expiration Date (as defined in this Offer to Purchase), any condition of the Offer (as described in Section 15 – “Certain Conditions of the Offer”) is not satisfied or waived, then, (i) we may (without J. Alexander’s consent), and (ii) we must (if requested in writing by J. Alexander’s no less than one business day prior to the scheduled expiration date), extend the Offer for one or more successive periods of time up to five business days per extension until that condition has been satisfied or waived (to the extent waivable in accordance with the terms and conditions of the Merger Agreement); provided that:

•	we will not be required to extend the Offer beyond November 30, 2012 (the “Outside Date”); and

•

if the only condition which has not been satisfied as of the scheduled Expiration Date is the Minimum Condition (as described below), then we must extend the Offer for one or more successive periods of up to five business days each, with the total of those extensions not to exceed the earlier to occur of (x) ten business days and (y) the Outside Date.

•

The Offer will be extended for any period required by any rule, regulation, interpretation or position of the SEC or its staff that is applicable to the Offer or necessary to resolve any comments of the SEC or its staff applicable to the Offer or any documents pursuant to which the Offer is made.

S-iii

If necessary to obtain sufficient Shares so that Parent and its subsidiaries hold at least 90% of the Shares outstanding (on a fully-diluted basis, as defined in the Merger Agreement), we may, at our sole discretion, choose to provide for a subsequent offering period in accordance with Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended, following the acceptance for payment of the Shares by Parent or Purchaser or any of their affiliates pursuant to and in accordance with the terms of the Offer (the “Acceptance Time”). A subsequent offering period is different from an extension of the Offer. During a subsequent offering period, you would not be able to withdraw any of the Shares that you had already tendered; you also would not be able to withdraw any of the Shares that you tender during the subsequent offering period.

See Section 1 — “Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Computershare Trust Company, N.A., which is the depositary for the Offer (the “Depositary”), of any extension and will issue a press release announcing the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire.

If we elect to provide a subsequent offering period, a public announcement of that determination will be made no later than 9:00 a.m., New York City time, on the next business day following the Expiration Date.

See Section 1 — “Terms of the Offer.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•

The satisfaction of the Minimum Condition. The Minimum Condition requires the number of Shares that have been validly tendered and not validly withdrawn prior to the Expiration Date to represent at least the number of Shares required to adopt the Merger Agreement and approve the Merger pursuant to the charter and by-laws of J. Alexander’s and the Tennessee Business Corporation Act (the “TBCA”) on the date the tendered Shares are accepted for payment, determined on a fully-diluted basis (as defined in the Merger Agreement).

•

The satisfaction of the Regulatory Condition. The Regulatory Condition requires the early termination or expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). The Regulatory Condition was satisfied on July 9, 2012, as the waiting period under the HSR Act expired.

•	The satisfaction of the Legal Restraint Condition. The Legal Restraint Condition requires there not to be a legal restraint preventing or prohibiting the consummation of the Merger.

The Offer also is subject to a number of other conditions described in this Offer to Purchase. We expressly reserve the right to waive any of those conditions, but we cannot, without J. Alexander’s prior written consent, (i) decrease the Offer Price or change the form of consideration payable in the Offer, (ii) decrease the number of Shares subject to or sought to be purchased in the Offer, (iii) impose conditions on the Offer in addition to the conditions described in this Offer to Purchase, (iv) waive or amend the Minimum Condition, (v) amend or supplement any of the other conditions described in this Offer to Purchase or any other term of the Offer in a manner adverse to the holders of the Shares, other than Parent, Purchaser and any of their respective affiliates or (vi) extend or otherwise change the Expiration Date except as required or permitted by the Merger Agreement. There is no financing condition to the Offer.

See Section 15 — “Certain Conditions of the Offer.”

S-iv

How do I tender my Shares?

If you hold your Shares directly as the registered owner, then you can tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary, not later than the date and time the Offer expires. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, then the institution that holds your Shares can tender your Shares on your behalf, and may be able to tender your Shares through the Depositary. You should contact the institution that holds your Shares for more details.

If you are unable to deliver everything that is required to tender your Shares to the Depositary by the expiration of the Offer, then you may obtain a limited amount of additional time by having a broker, a bank or another fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary by using the enclosed Notice of Guaranteed Delivery. To validly tender Shares in this manner, however, the Depositary must receive the missing items within the time period specified in the enclosed Notice of Guaranteed Delivery.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Offer has expired. In addition, if we have not accepted your Shares for payment by October 5, 2012, you may withdraw them at any time after that date until we accept Shares for payment. This right to withdraw will not, however, apply to Shares tendered in any subsequent offering period, if one is provided.

See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, banker or other nominee, then you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Shares.

See Section 4 — “Withdrawal Rights.”

What does the Company’s Board of Directors think of the Offer?

After careful consideration, the Board of Directors of J. Alexander’s (the “J. Alexander’s Board”), among other things, has unanimously (i) declared that (x) the Merger Agreement, the promissory note contemplated by the Merger Agreement and the other agreements, instruments and documents contemplated to be entered into in connection with any of the foregoing (collectively, the “Transaction Agreements”), and (y) the transactions contemplated by the Transaction Agreements, including the Offer, the Merger and the top-up option (collectively, the “Transactions”), are advisable, fair to and in the best interests of J. Alexander’s and the shareholders of J. Alexander’s, (ii) adopted the Merger Agreement and approved the other Transaction Agreements, the execution, delivery and performance of the Transaction Agreements by J. Alexander’s and the consummation of the Transactions, (iii) directed the adoption of the Merger Agreement be submitted to the shareholders of J. Alexander’s and (iv) recommended that the shareholders of J. Alexander’s accept the Offer, tender their Shares in the Offer and, to the extent required by applicable law, approve the Merger and adopt the Merger Agreement.

S-v

A more complete description of the reasons for the adoption and the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement by the J. Alexander’s Board is set forth in J. Alexander’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to you together with this Offer to Purchase.

If a majority of the Shares are tendered and accepted for payment, will J. Alexander’s continue as a public company?

No. Following the purchase of Shares in the Offer, we expect to consummate the Merger. If the Merger takes place, J. Alexander’s no longer will be publicly owned. Even if for some reason the Merger does not take place, if we purchase all of the tendered Shares, there may be so few remaining shareholders and publicly held Shares that J. Alexander’s common stock will no longer be eligible to be traded through the NASDAQ Global Market (“Nasdaq”) or other securities exchanges, there may not be an active public trading market for J. Alexander’s common stock, and J. Alexander’s may no longer be required to make filings with the SEC or otherwise comply with the SEC’s rules relating to publicly held companies.

See Section 13 — “Certain Effects of the Offer.”

If I decide not to tender, how will the Offer affect my Shares?

If the Offer is consummated and certain other conditions are satisfied, Purchaser will merge with and into J. Alexander’s and each Share outstanding immediately prior to the effective time of the Merger (other than Shares held by J. Alexander’s or Purchaser, which Shares will be cancelled and retired and will cease to exist without any consideration being delivered in exchange for those Shares) will be cancelled and converted into the right to receive the Offer Price, in cash, without interest thereon and subject to any required withholding taxes. If we purchase Shares in the Offer, we will have sufficient voting power to approve the Merger without the affirmative vote of any other shareholder of J. Alexander’s. Furthermore, if pursuant to the Offer or otherwise we own at least 90% of the outstanding Shares, we may effect the Merger without any further action by the shareholders of J. Alexander’s no earlier than one month after the date that a copy of the Merger Agreement is mailed to all shareholders of J. Alexander’s, which we would mail at the time we acquire 90% ownership.

See Section 11 — “The Merger Agreement; Other Agreements.”

If the Merger is consummated, J. Alexander’s shareholders who do not tender their Shares in the Offer will receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Offer and the Merger are consummated, the only difference to you between tendering your Shares and not tendering your Shares in the Offer is that you will be paid earlier if you tender your Shares in the Offer. However, if the Offer is consummated but the Merger is not consummated, the number of J. Alexander’s shareholders and the number of Shares that are still in the hands of the public may be so small that J. Alexander’s common stock will no longer be eligible to be traded through Nasdaq or other securities exchanges, there may no longer be an active public trading market for the Shares or J. Alexander’s may no longer be required to make filings with the SEC or otherwise comply with the SEC’s rules relating to publicly held companies.

See the “Introduction” to this Offer to Purchase and Section 13 — “Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On June 22, 2012, the last full day of trading before the public announcement of the terms of the Prior Agreement, the reported closing sales price of the Shares on Nasdaq was $9.90 per Share. On August 3, 2012, the last full day of trading before the commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $12.99 per Share. The Offer Price, in cash, without interest represents a premium of 53.1% over J. Alexander’s average price per share for the 30 trading days immediately preceding the date of the Prior Agreement and a premium of 35.6% over the closing price on the last full day of trading before the date of the Prior Agreement.

S-vi

We encourage you to obtain a recent quotation for Shares of J. Alexander’s in deciding whether to tender your Shares.

See Section 6 — “Price Range of Shares; Dividends.”

What is the “Top-Up Option” and when will it be exercised?

Under the Merger Agreement, if we do not hold at least 90% of the outstanding Shares (on a fully-diluted basis, as defined in the Merger Agreement) after consummation of the Offer, Parent has the option, subject to certain limitations, to purchase (in cash or by promissory note or any combination of both) from J. Alexander’s up to that number of newly issued Shares sufficient to cause Parent (together with any of its subsidiaries, including us) to own one Share more than 90% of the Shares then outstanding (on a fully-diluted basis, as defined in the Merger Agreement), at a price per Share equal to the Offer Price, in cash, without interest, to enable us to effect a “short-form merger” pursuant to Section 48-21-105 of the TBCA. We refer to this option as the “Top-Up Option.”

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Top-Up Option.”

Will I have dissenters’ rights in connection with the Offer?

No dissenters’ rights will be available to you in connection with the Offer or the Merger. See Section 17 – “Dissenters’ Rights.”

What will happen to my employee stock options in the Offer?

The Offer is made only for Shares and is not made for any employee stock options to purchase Shares that were granted under any J. Alexander’s stock plan (“Options”). Pursuant to the Merger Agreement, each Option (whether or not vested or unexercisable) will become fully vested and exercisable at the Acceptance Time. Pursuant to the Merger Agreement, each Option (whether or not vested or exercisable) that is outstanding as of the effective time of the Merger will be cancelled and converted into the right to receive an amount in cash, without interest and subject to any required withholding taxes, equal to the product of (i) the excess of the Offer Price, in cash, without interest over the per Share exercise price under that Option and (ii) the number of Shares subject to that Option.

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — J. Alexander’s Stock Options.”

What are the material United States federal income tax consequences of tendering Shares?

The receipt of cash in exchange for your Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. In general, you will recognize gain or loss in an amount equal to the difference between the amount of cash you receive and your adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. This gain or loss will be a capital gain or loss if you hold your Shares as capital assets at the time of the sale or exchange.

See Section 5 — “Certain United States Federal Income Tax Consequences” for a more detailed discussion of the tax treatment of the Offer. Certain limitations apply to the use of any capital losses. We urge you to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

Who should I call if I have questions about the Offer?

You may call Georgeson Inc. at (800) 261-1047 (Toll Free). Georgeson Inc. is acting as the information agent (the “Information Agent”) in connection with the Offer. See the back cover of this Offer to Purchase for additional contact information.

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To the Holders of Shares of

Common Stock of J. Alexander’s Corporation:

INTRODUCTION

We, New Athena Merger Sub, Inc., a Tennessee corporation (the “Purchaser”) and an indirect, wholly-owned subsidiary of Fidelity National Financial, Inc., a Delaware corporation (“Parent”), are offering to purchase for cash all outstanding shares of common stock, par value $0.05 per share (including the associated preferred stock purchase rights, the “Shares”), of J. Alexander’s Corporation, a Tennessee corporation (“J. Alexander’s” or the “Company”), at a price of $13.00 per Share (the “Offer Price”), net to the sellers in cash, without interest thereon and subject to any required withholding taxes, upon the terms and subject to the conditions described in this Offer to Purchase and in the related Letter of Transmittal (which collectively, as each may be amended or supplemented from time to time, constitute the “Offer”).

We are making the Offer pursuant to an Amended and Restated Agreement and Plan of Merger, dated as of July 30, 2012, among Parent, Purchaser, Fidelity Newport Holdings, LLC, a Delaware limited liability company and an indirect majority-owned subsidiary of Parent (“FNH”) (for the limited purposes set forth in the Merger Agreement (as defined below)), American Blue Ribbon Holdings, Inc., a Delaware corporation and an indirect majority-owned subsidiary of Parent (“ABRH, Inc.”) (for the limited purposes set forth in the Merger Agreement), Athena Merger Sub, Inc., a Tennessee corporation and an indirect wholly-owned subsidiary of Parent (“Old Athena”) (for the limited purposes set forth in the Merger Agreement) and J. Alexander’s (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement amends and restates in its entirety the Agreement and Plan of Merger, dated as of June 22, 2012 by and among Parent, FNH (for the limited purposes set forth therein), ABRH, Inc., Old Athena and J. Alexander’s (the “Prior Agreement”). The Merger Agreement provides, among other things, for the making of the Offer and also provides that, following consummation of the Offer and subject to certain conditions, Purchaser will be merged with and into J. Alexander’s (the “Merger”) with J. Alexander’s continuing as the surviving corporation and an indirect, wholly-owned subsidiary of Parent. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than Shares held by J. Alexander’s or Purchaser, which Shares will be cancelled and retired and will cease to exist without any consideration being delivered in exchange for those Shares) will be cancelled and converted into the right to receive $13.00 or any greater per Share price paid in the Offer, in cash, without interest thereon and subject to any required withholding taxes. The Merger Agreement is more fully described in Section 11 – “The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment of employee stock options.

Tendering shareholders who are record owners of their Shares and who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Shareholders who hold their Shares through a broker, banker or other nominee should consult that institution as to whether it charges any service fees or commissions.

After careful consideration, the Board of Directors of J. Alexander’s (the “J. Alexander’s Board”), among other things, has unanimously (i) declared that (x) the Merger Agreement, the promissory note contemplated by the Merger Agreement and the other agreements, instruments and documents contemplated to be entered into in connection with any of the foregoing (collectively, the “Transaction Agreements”), and (y) the transactions contemplated by the Transaction Agreements, including the Offer, the Merger and the top-up option (collectively, the “Transactions”), are advisable, fair to and in the best interests of J. Alexander’s and the shareholders of J. Alexander’s, (ii) adopted the Merger Agreement and approved the other Transaction Agreements, the execution, delivery and performance of the Transaction Agreements by J. Alexander’s and the consummation of the Transactions, (iii) directed the adoption of the Merger Agreement be submitted to the shareholders of J. Alexander’s and (iv) recommended that the shareholders of J. Alexander’s accept the Offer, tender their Shares in the Offer and, to the extent required by applicable law, approve the Merger and adopt the Merger Agreement (the “Company Board Recommendation”).

A more complete description of the J. Alexander’s Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, is set forth in J. Alexander’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), that is being furnished to shareholders in connection with the Offer. Shareholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth under the sub-headings “Background of the Offer and the Merger;” and “Reasons for Recommendation.”

The Offer is conditioned upon, among other things, (i) satisfaction of the Minimum Condition (as described below), (ii) the early termination or expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) (the “Regulatory Condition”), and (iii) the absence of a legal restraint preventing or prohibiting the consummation of the Merger (the “Legal Restraint Condition”). The Minimum Condition requires the number of Shares that have been validly tendered and not validly withdrawn prior to the expiration of the Offer to represent at least the number of Shares required to adopt the Merger Agreement and approve the Merger pursuant to the charter and by-laws of J. Alexander’s and the Tennessee Business Corporation Act (the “TBCA”) on the date the tendered Shares are accepted for payment, determined on a fully-diluted basis (as defined in the Merger Agreement). The Offer also is subject to other conditions described in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.”

J. Alexander’s has advised Parent that, on July 29, 2012, Cary Street Partners LLC (“Cary Street”), which was retained by the J. Alexander’s Board to act as its financial advisor in connection with the potential sale of J. Alexander’s, rendered its oral opinion to the J. Alexander’s Board, subsequently confirmed in writing, that, as of that date and based upon and subject to assumptions made, matters considered and limitations on the scope of review undertaken by Cary Street as set forth in that opinion, the $13.00 per Share to be received by holders of Shares other than Parent, Purchaser and any of their respective affiliates in the Offer and the Merger, pursuant to the Merger Agreement, was fair from a financial point of view to those holders. The full text of the written opinion of Cary Street, dated as of July 29, 2012, which sets forth, among other things, assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Cary Street in rendering that opinion, is attached as an annex to J. Alexander’s Solicitation/Recommendation Statement on Schedule 14D-9 to be filed with the United States Securities and Exchange Commission (the “SEC”), which will be mailed to J. Alexander’s shareholders with this Offer to Purchase. Cary Street’s opinion was directed to the J. Alexander’s Board and addresses only the fairness, from a financial point of view, of the $13.00 per Share to be received by the holders of Shares other than Parent, Purchaser and any of their respective affiliates in the Offer and the Merger, pursuant to the Merger Agreement, as of the date of the opinion. Cary Street’s opinion does not address any other aspect of the transactions contemplated by the Merger Agreement and does not constitute a recommendation to the J. Alexander’s Board or to any other person in respect of the transactions contemplated by the Merger Agreement, including to you or any other J. Alexander’s shareholder as to whether you or that shareholder should tender any Shares pursuant to the Offer. Cary Street’s opinion does not address the relative merits of the transactions contemplated by the Merger as compared to other business or financial strategies that might be available to J. Alexander’s, nor does it address the underlying business decision of J. Alexander’s to engage in the transactions contemplated by the Merger Agreement. All statements included in this Offer to Purchase summarizing the contents of the Cary Street opinion are qualified in their entirety by reference to the full text of the opinion attached as an annex to the Schedule 14D-9.

Consummation of the Merger is conditioned upon, among other things, the adoption of the Merger Agreement by the requisite vote of the shareholders of J. Alexander’s at a shareholders meeting convened for that purpose in accordance with the TBCA, if required by the TBCA. Under Tennessee law, the affirmative vote of a majority of all the votes entitled to be cast at the meeting of J. Alexander’s shareholders is required to approve the Merger Agreement. If we purchase Shares in the Offer, we will have sufficient voting power to approve the Merger without the affirmative vote of any other shareholder of J. Alexander’s. In addition, Tennessee law provides that if a corporation owns at least 90% of the outstanding voting shares of each class and series of a subsidiary corporation, the corporation holding that stock may merge such subsidiary into itself, itself into such subsidiary or two or more such subsidiaries with and into each other, without any action or vote on the part of the shareholders of that other corporation. Under the Merger Agreement, if, after the expiration of the Offer or the expiration of the subsequent offering period, if any, Purchaser directly or indirectly owns at least 90% of the outstanding Shares (including Shares issued pursuant to the Top-Up Option and Shares tendered in any subsequent offering period), Parent, Purchaser and J. Alexander’s are required to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the acceptance for payment of the Shares by us pursuant to and in accordance with the terms of the Offer (the “Acceptance Time”), without a meeting of the holders of Shares in accordance with the applicable provisions of the TBCA.

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Purchaser is offering to purchase all of the outstanding Shares of J. Alexander’s. According to J. Alexander’s, as of July 31, 2012, there were (i) 5,999,735 Shares issued and outstanding (inclusive of Shares held pursuant to J. Alexander’s Employee Stock Ownership Plan (as amended and restated), effective January 1, 2002 (the “ESOP”)) and (ii) 1,006,125 Shares issuable upon the exercise of outstanding options.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and promptly pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4 — “Withdrawal Rights.” The term “Expiration Date” means 5:00 p.m., New York City time, on Wednesday, September 5, 2012, unless we, in accordance with the Merger Agreement, extend the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, expires.

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition, the Regulatory Condition, the Legal Restraint Condition and the other conditions described in Section 15 – “Certain Conditions of the Offer.”

The Merger Agreement provides that on the scheduled Expiration Date, if any condition to the Offer (as described in Section 15 — “Certain Conditions of the Offer”) is not satisfied or waived, then, (i) we may (without J. Alexander’s consent), and (ii) we must (if requested in writing by J. Alexander’s no less than one business day prior to the scheduled Expiration Date), extend the Offer for one or more successive periods of time up to five business days per extension until that condition has been satisfied or waived (to the extent waivable in accordance with the terms and conditions of the Merger Agreement); provided that:

•	we will not be required to extend the Offer beyond November 30, 2012 (the “Outside Date”); and

•

if the only condition which has not been satisfied as of the scheduled Expiration Date is the Minimum Condition (as described below), then we must extend the Offer for one or more successive periods of up to five business days each, with the total of those extensions not to exceed the earlier to occur of (x) ten business days and (y) the Outside Date.

Under the Merger Agreement, we also will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer or necessary to resolve any comments of the SEC or its staff applicable to the Offer or the documents pursuant to which the Offer is made. The Merger

Agreement also provides that we may, at our sole discretion, choose to provide for a subsequent offering period for at least three business days in accordance with Rule 14d-11 promulgated under the Exchange Act, if, following the expiration of the Offer, all the conditions to the Offer described in Section 15 — “Certain Conditions of the Offer” are satisfied but the number of Shares validly tendered and not validly withdrawn in the Offer and accepted for payment (when added to the Shares already owned by Parent and its subsidiaries, including Purchaser) is less than 90% of the outstanding Shares (on a fully-diluted basis, as defined in the Merger Agreement).

We have agreed in the Merger Agreement that, without the prior written consent of J. Alexander’s, we will not (i) decrease the Offer Price or change the form of consideration payable in the Offer, (ii) decrease the number of Shares subject to or sought to be purchased in the Offer, (iii) impose conditions on the Offer in addition to the conditions described in this Offer to Purchase (see Section 15 — “Certain Conditions of the Offer”), (iv) waive or amend the Minimum Condition, (v) amend or supplement any of the other conditions described in this Offer to Purchase or any other term of the Offer in a manner adverse to the holders of the Shares, other than Parent, Purchaser and any of their respective affiliates, or (vi) extend or otherwise change the Expiration Date except as required or permitted by the Merger Agreement.

If we extend the Offer, are delayed in our acceptance for payment of or payment (whether before or after our acceptance for payment) for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the depositary for the Offer (the “Depositary”) may retain tendered Shares on our behalf, and those Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of shareholders promptly after the termination or withdrawal of the Offer.

Except as described above, and subject to the applicable rules and regulations of the SEC, we expressly reserve the right to waive any condition to the Offer (other than the Minimum Condition, which may not be waived without J. Alexander’s prior written consent), increase the Offer Price and/or modify the other terms and conditions of the Offer. Any extension, delay, termination or amendment of the Offer will be followed promptly by public announcement of any extension, delay, termination or amendment, and that announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, we currently intend to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. In the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to shareholders, and with respect to a change in price or a change in percentage of securities sought, a minimum ten business day period generally is required to allow for adequate dissemination to shareholders and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, that increased consideration will be paid to all shareholders whose Shares are purchased in the Offer, whether or not those Shares were tendered before the announcement of the increase in consideration.

We expressly reserve the right, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the expiration of the Offer, any of the conditions to the Offer have not been satisfied or waived or upon the occurrence of any of the events described in Section 15 — “Certain Conditions of the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer.

After the expiration of the Offer and acceptance for payment of the Shares validly tendered in, and not validly withdrawn from, the Offer, we may decide pursuant to the Merger Agreement to commence a subsequent offering period. A subsequent offering period, if included, will be an additional period beginning on the next business day following the Expiration Date, during which any remaining shareholders may tender, but not withdraw, their Shares and receive the Offer Price, in cash, without interest. If we provide a subsequent offering period, we will accept for payment and promptly pay for all Shares that were validly tendered and not validly withdrawn during the initial offering period. During a subsequent offering period, tendering shareholders will not have withdrawal rights, and we will accept and pay for any Shares validly tendered during the subsequent offering period.

Other than as may be required by the terms of the Merger Agreement, we do not currently intend to provide a subsequent offering period for the Offer, although we reserve the right to do so. If we elect to provide or extend any subsequent offering period, a public announcement of that provision or extension will be made no later than 9:00 a.m., New York City time, on the next business day following the Expiration Date or date of termination of any prior subsequent offering period.

Under the Merger Agreement, if we do not own at least 90% of the outstanding Shares (on a fully-diluted basis, as defined in the Merger Agreement) after our acceptance for payment of Shares pursuant to the Offer, Parent has the option (the “Top-Up Option”), subject to certain limitations, to purchase from J. Alexander’s up to that number of newly-issued Shares sufficient to cause Parent (together with any of its subsidiaries, including us) to own one Share more than 90% of the Shares then outstanding (on a fully-diluted basis, as defined in the Merger Agreement) at a price per Share equal to the Offer Price, in cash, without interest.

J. Alexander’s has provided us with its shareholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, together with the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on J. Alexander’s shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver of all the conditions to the Offer described in Section 15 – “Certain Conditions of the Offer,” we will immediately accept for payment and promptly pay for Shares validly tendered and not validly withdrawn pursuant to the Offer on or after the Expiration Date. If we commence a subsequent offering period in connection with the Offer, we will immediately accept for payment and promptly pay for all additional Shares validly tendered during that subsequent offering period, subject to and in compliance with the requirements of Rule 14d-11(e) under the Exchange Act. Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the Share certificates evidencing tendered Shares (the “Share Certificates”) or confirmation of a book-entry transfer of those Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 — “Procedures for

Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of that Book-Entry Confirmation, that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce that agreement against that participant.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of those Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price, in cash, without interest for those Shares with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from us and transmitting those payments to tendering shareholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of or payment (whether before or after our acceptance for payment for Shares) for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and those Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making that payment.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a shareholder to tender Shares validly pursuant to the Offer, either (i) the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing tendered Shares must be received by the Depositary at that address or (B) those Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (ii) the tendering shareholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery.”

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer those Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for that transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an

Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering shareholder must comply with the guaranteed delivery procedure described below under “Guaranteed Delivery.” Delivery of documents to DTC does not constitute delivery to the Depositary.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless that holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as that term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution” and, collectively, “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case, signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on that Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a shareholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing that shareholder’s Shares are not immediately available or that shareholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or that shareholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, then those Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•	that tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by us, is received prior to the Expiration Date by the Depositary as provided below; and

•

the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case, together with the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three trading days after the date of execution of that Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by overnight courier, transmitted by manually signed facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by us.

Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) Share Certificates evidencing those Shares or a Book-Entry Confirmation of a book-entry transfer of those Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering shareholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering shareholder’s acceptance of the Offer, as well as the tendering shareholder’s representation and warranty that, among other things, the shareholder has the full power and authority to tender and assign the Shares tendered and that, upon acceptance for payment, Purchaser will acquire good, marketable and unencumbered title to those Shares, free and clear of all liens, restrictions, charges and encumbrances, in each case, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and us upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us. We reserve the right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of Parent, Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give that notification. Subject to any applicable legal requirements, any determination by us concerning any condition or event relating to this Offer, including the interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto), may be challenged by J. Alexander’s shareholders in a court of competent jurisdiction. A nonappealable determination with respect to that matter by a court of competent jurisdiction will be final and binding upon all persons.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering shareholder will irrevocably appoint designees of Purchaser as that shareholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of that shareholder’s rights with respect to the Shares tendered by that shareholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of those Shares. All those powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. That appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by that shareholder as provided herein. Upon that appointment, all prior powers of attorney, proxies and consents given by that shareholder with respect to those Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by that shareholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to those Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of J. Alexander’s shareholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of those Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to those Shares and other related securities or rights, including voting at any meeting of shareholders.

Backup Withholding. Under the “backup withholding” provisions of United States federal income tax law, the Depositary may be required to withhold and pay over to the Internal Revenue Service (the “IRS”) a portion of the amount of any payments pursuant to the Offer or the Merger. In order to prevent backup federal income tax withholding with respect to payments to certain shareholders of the Offer Price, in cash, without interest for

Shares purchased pursuant to the Offer or exchanged for cash pursuant to the Merger, each of those shareholders must provide the Depositary with that shareholder’s correct taxpayer identification number (“TIN”) and certify that the shareholder is not subject to backup withholding by completing the IRS Form W-9 in the Letter of Transmittal. Certain shareholders may not be subject to backup withholding. If a shareholder does not provide its correct TIN or fails to provide the certifications described above, the IRS may impose a penalty on the shareholder and payment to the shareholder pursuant to the Offer may be subject to backup withholding. All shareholders surrendering Shares pursuant to the Offer who are U.S. persons (as defined for U.S. federal income tax purposes) should complete and sign the IRS Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Foreign shareholders should complete and sign the appropriate IRS Form W-8 (a copy of which may be obtained from the Depositary) in order to avoid backup withholding. Those shareholders should consult a tax advisor to determine which IRS Form W-8 is appropriate. See Instruction 9 of the Letter of Transmittal.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after October 5, 2012.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of those Shares, if different from that of the person who tendered those Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of those Share Certificates, the serial numbers shown on those Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless those Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

No withdrawal rights will apply to Shares tendered during a subsequent offering period and no withdrawal rights apply during the subsequent offering period with respect to Shares tendered in the Offer and accepted for payment. See Section 1 — “Terms of the Offer.”

We will determine all questions as to the form and validity (including time of receipt) of any notice of withdrawal. Subject to any applicable legal requirements, any such determination by us may be challenged by J. Alexander’s shareholders in a court of competent jurisdiction. A nonappealable determination with respect to those matters by a court of competent jurisdiction will be final and binding upon all persons. None of Parent, Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Certain United States Federal Income Tax Consequences.

The following is a summary of certain United States federal income tax consequences of the Offer and the Merger to shareholders of J. Alexander’s whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This discussion is for general information only and does not purport to consider all aspects of United States federal income taxation that might be relevant to shareholders of J. Alexander’s. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all as in effect on the date of the Offer and all of which are subject to change, possibly with a retroactive effect. This discussion applies only to shareholders of J. Alexander’s in whose hands Shares are capital assets within the meaning of Section 1221 of the Code (generally, an asset held for investment). This discussion does not apply to Shares held as part of a hedge, straddle or conversion transaction, Shares acquired under J. Alexander’s stock incentive plans or Shares received pursuant to the exercise of employee stock options or otherwise as compensation, or to certain types of shareholders (such as insurance companies, tax-exempt organizations, financial institutions and broker-dealers, partnerships and other entities treated as partnerships for U.S. federal income tax purposes and partners in those partnerships) who may be subject to special rules. This discussion applies only to a beneficial holder of Shares which is one of the following: (i) an individual who is a citizen or resident of the United States; (ii) a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to United States federal income taxation regardless of its source; or (iv) a trust, if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons has the authority to control all of the substantial decisions of the trust, or if the trust has a valid election in place to be treated as a U.S. person. This discussion does not consider the effect of any state, local or foreign tax laws.

Because individual circumstances may differ, each shareholder should consult its, his or her own tax advisor to determine the applicability of the rules discussed below and the particular tax effects of the Offer and the Merger on a beneficial holder of Shares, including the application and effect of the alternative minimum tax and any state, local and foreign tax laws and of changes in those laws.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a shareholder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received (determined before the deduction of any withholding tax) and the shareholder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. A shareholder’s adjusted tax basis in Shares generally will be equal to the cost of the Shares to that shareholder. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will be long-term capital gain or loss provided that a shareholder’s holding period for those Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. Capital gains recognized by an individual upon a disposition of a Share that has been held for more than one year generally will be subject to a maximum United States federal income tax rate of 15%. In the case of a Share that has been held for one year or less, that capital gain generally will be subject to tax at ordinary income tax rates. Certain limitations apply to the deductibility of a shareholder’s capital losses.

A shareholder whose Shares are purchased in the Offer or exchanged for cash pursuant to the Merger is subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

6.	Price Range of Shares; Dividends.

The Shares currently trade on the NASDAQ Global Market (“Nasdaq”) under the symbol “JAX.” According to J. Alexander’s, as of July 31, 2012, there were (i) 5,999,735 Shares issued and outstanding (inclusive of Shares held pursuant to the ESOP and (ii) 1,006,125 Shares issuable upon the exercise of outstanding options.

The following table sets forth, for the periods indicated, the high and low sale prices per Share for each quarterly period within the three preceding fiscal years, as reported by Nasdaq based on published financial sources.

	High	Low
Year Ended January 3, 2010
First Quarter	$3.26	$2.02
Second Quarter	5.99	2.505
Third Quarter	4.982	3.68
Fourth Quarter	4.90	3.47
Year Ended January 2, 2011
First Quarter	$4.92	$3.30
Second Quarter	5.56	4.06
Third Quarter	5.09	3.73
Fourth Quarter	5.55	4.10
Year Ended January 1, 2012
First Quarter	$6.82	$5.02
Second Quarter	7.00	5.45
Third Quarter	7.30	5.00
Fourth Quarter	7.05	5.36
Year Ended December 30, 2012
First Quarter	$9.9601	$6.20
Second Quarter	11.76	8.11
Third Quarter (through August 3, 2012)	13.08	11.2318

On June 22, 2012, the last full day of trading before the public announcement of the terms of Prior Agreement, the reported closing sales price of the Shares on Nasdaq was $9.90 per Share. On August 3, 2012, the last full day of trading before the commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $12.99 per Share. The Offer Price, in cash, without interest represents a premium of 53.1% over J. Alexander’s average price per share for the 30 trading days immediately preceding the date of the Prior Agreement and a premium of 35.6% over the closing price on the last full day of trading before the date of the Prior Agreement. J. Alexander’s has not paid a dividend on its common stock since January of 2008. Payment of dividends is currently prohibited by the terms of J. Alexander’s bank loan agreement. Shareholders are urged to obtain a current market quotation for the Shares.

7.	Certain Information Concerning J. Alexander’s.

Except as specifically described herein, the information concerning J. Alexander’s contained in this Offer to Purchase has been taken from or is based upon information furnished by J. Alexander’s or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to J. Alexander’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in those reports and other publicly available information. We have no knowledge that would indicate that any statements contained herein based on those documents and records are untrue. However, we have not independently verified the accuracy or completeness of the information concerning J. Alexander’s, contained in this Offer to Purchase or any failure by J. Alexander’s to disclose any events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to us.

General. J. Alexander’s Corporation operates upscale casual dining restaurants. Its principal offices are located at 3401 West End Avenue, Suite 260, P.O. Box 24300, Nashville, Tennessee 37202 USA. The telephone number for J. Alexander’s is (615) 269-1900. J. Alexander’s restaurants offer a contemporary American menu designed to appeal to a wide range of consumer tastes. J. Alexander’s menu features a wide selection of

American classics, including steaks, prime rib of beef and fresh seafood, as well as an assortment of salads, sandwiches and desserts. J. Alexander’s also has a full-service bar that features wines by the glass and bottle. According to J. Alexander’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 1, 2012, at April 1, 2012, J. Alexander’s Corporation operated 33 J. Alexander’s restaurants in 13 states.

Available Information. The Shares are registered under the Exchange Act. Accordingly, J. Alexander’s is subject to the information reporting requirements of the Exchange Act, which require J. Alexander’s to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning J. Alexander’s directors and officers, their remuneration, stock options granted to them, the principal holders of J. Alexander’s securities, any material interests of those persons in transactions with J. Alexander’s and other matters is required to be disclosed in proxy statements, the last one having been filed with the SEC on April 20, 2011 and distributed to J. Alexander’s shareholders. That information also will be available in J. Alexander’s Solicitation/Recommendation Statement on Schedule 14D-9 and the Information Statement annexed thereto. Those reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of that information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants, including J. Alexander’s, that file electronically with the SEC.

Financial Projections. In connection with our due diligence review of J. Alexander’s, J. Alexander’s made available to us certain non-public financial information about J. Alexander’s, including unaudited financial projections prepared in March 2012 based solely on information available at that time by J. Alexander’s management with respect to the fiscal year ending December 30, 2012.

J. Alexander’s has advised us that its financial projections reflect numerous judgments, estimates and assumptions with respect to industry performance, general business, economic, regulatory, legal, market and financial conditions and other future events, as well as matters specific to J. Alexander’s business, all of which are difficult to predict and many of which are beyond J. Alexander’s control and that the continuing turmoil in general economic conditions also creates significant uncertainty around the projections. These financial projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As a result, these financial projections constitute forward-looking information and are subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in those projections, including the various risks set forth in J. Alexander’s periodic reports filed with the SEC. There can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. The financial projections cover multiple years and that information by its nature becomes less reliable with each successive year.

J. Alexander’s has advised us that the financial projections were not prepared with a view toward public disclosure and some of the financial projections were not prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Additionally, J. Alexander’s has informed us that the financial projections were not prepared with a view to compliance with the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The financial projections included below were prepared by J. Alexander’s management. Neither J. Alexander’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections included below, nor have they expressed any opinion or any other form of assurance on that information or its achievability, and they assume no responsibility for, and disclaim any association with, the financial projections.

The inclusion of the financial projections herein will not be deemed an admission or representation by J. Alexander’s or us that they are viewed by J. Alexander’s or us as material information of J. Alexander’s, nor that J. Alexander’s or we considered or consider these financial projections to be necessarily predictive of actual future results.

The financial projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the acquisition of J. Alexander’s by us pursuant to the Offer and the Merger. Further, the financial projections do not take into account the effect of any failure to occur of the Offer or the Merger and should not be viewed as accurate or continuing in that context. J. Alexander’s has not updated or revised, and it does not intend to update or otherwise revise, the financial projections to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events even in the event that any or all of the underlying assumptions are shown to be in error.

J. Alexander’s Financial Projections

The following table presents the summary selected unaudited prospective financial information for the fiscal years ending 2012 through 2016:

J. Alexander’s - Management Summary Projected Financial Information
($s in mm, except per share amounts)
	FYE	LTM	Fiscal 2012	Projected Fiscal Year Ending December(1)
	1/1/2012	4/1/2012	Plan	2013	2014	2015	2016
Gross Sales	$159.8	$161.7	$165.0	$173.4	$185.1	$193.4	$206.0
% Growth	5.3%	n/a	3.2%	5.1%	6.7%	4.5%	6.5%
Income From Restaurant Operations	13.5	15.1	17.1	18.8	20.9	23.6	26.6
% Income From Restaurant Operations of Gross Sales	8.4%	9.3%	10.3%	10.8%	11.3%	12.2%	12.9%
Adjusted EBITDA(2)	9.2	10.5	12.2	13.0	14.7	17.5	20.5
% Adjusted EBITDA of Gross Sales	5.7%	6.5%	7.4%	7.5%	8.0%	9.0%	9.9%
EBIT	2.8	4.2	6.0	6.5	7.9	10.3	12.9
% EBIT of Gross Sales	1.8%	2.6%	3.6%	3.7%	4.3%	5.3%	6.2%
Net Income	0.9	2.2	3.9	3.9	5.3	7.4	9.7
% Net Income of Gross Sales	0.5%	1.4%	2.3%	2.2%	2.8%	3.8%	4.7%
EPS(3)	$0.14	$0.36	$0.62	$0.63	$0.82	$1.11	$1.42
% Change	(70.0%)	n/a	344.7%	0.1%	31.5%	34.9%	27.5%
Cash Flow from Operations	4.1	6.4	10.9	10.6	12.2	14.8	17.5
Capital Expenditures	3.8	3.8	5.0	8.5	8.6	9.2	9.4

(1)	J. Alexander’s fiscal year ends on the Sunday closest to December 31st.
(2)	Adjusted EBITDA excludes stock option expense and pre-opening expense.
(3)	Calculated as Net Income divided by management estimates of projected fully diluted shares using the treasury stock method.

Because of the forward-looking nature of the unaudited prospective financial information, specific quantifications of the amounts that would be required to reconcile it to GAAP measures are not available. The projections set forth above are based on management forecasts of same store sales growth of approximately 3.1% - 3.9% and the addition of three restaurant units and one restaurant relocation over the projected period. No assurances can be given that these assumptions will accurately reflect future conditions. The above unaudited prospective financial information does not give effect to the Transactions.

J. Alexander’s has made publicly available its actual results of operations for its fiscal year ended January 1, 2012 and the quarter ended April 1, 2012. Shareholders should review J. Alexander’s Annual Report on Form

10-K for the fiscal year ended January 1, 2012 and its Quarterly Report on Form 10-Q for the quarter ended April 1, 2012, each filed with the SEC, to obtain this information.

8.	Certain Information Concerning Parent, Purchaser and Certain Related Persons

Parent is a Delaware corporation. Parent’s principal office is located at 601 Riverside Avenue, Jacksonville, Florida 32204 and its telephone number at that address is (904) 854-8100. Parent is a leading provider of title insurance, mortgage services and diversified services.

Purchaser is a Tennessee corporation and an indirect, wholly-owned subsidiary of Parent. Purchaser was organized by Parent to acquire J. Alexander’s and has not conducted any unrelated activities since its organization. Purchaser’s principal office is located at 601 Riverside Avenue, Jacksonville, Florida 32204 and its telephone number at that address is (904) 854-8100.

Purchaser is a wholly-owned subsidiary of Fidelity National Special Opportunities, Inc. (“FNSO”), a Delaware corporation. FNSO is a wholly-owned subsidiary of Parent. FNSO is a holding company that also currently indirectly holds a 55% interest in American Blue Ribbon Holdings, LLC, an owner and operator of the O’Charley’s, Ninety Nine Restaurant, Max & Erma’s, Village Inn, Bakers Square and Stoney River Legendary Steaks concepts. FNSO’s principal office is located at 601 Riverside Avenue, Jacksonville, Florida 32204 and its telephone number at that address is (904) 854-8100.

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Parent, Purchaser and FNSO are listed in Schedule I to this Offer to Purchase.

During the last five years, none of Parent, Purchaser, FNSO or, to the best knowledge of Purchaser, Parent and FNSO, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of those laws.

Except as otherwise described in this Offer to Purchase or Schedule I hereto, (i) none of Parent, Purchaser, FNSO or, to the best knowledge of Parent, Purchaser and FNSO, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent, Purchaser, FNSO or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent, Purchaser, FNSO or, to the best knowledge of Parent, Purchaser and FNSO, any of the persons or entities referred to in Schedule I hereto or any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Parent, Purchaser, FNSO or, to the best knowledge of Parent, Purchaser and FNSO, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of J. Alexander’s, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of those securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as otherwise described in this Offer to Purchase, none of Parent, Purchaser, FNSO or, to the best knowledge of Parent, Purchaser and FNSO, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with J. Alexander’s or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as otherwise described in this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent, Purchaser, FNSO or any of its subsidiaries or, to the best knowledge of Parent, Purchaser, FNSO or any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and J. Alexander’s or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of that information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Purchaser has filed electronically with the SEC.

9.	Source and Amount of Funds.

The Offer is not conditioned on the procurement of any financing. We estimate that we will need approximately $78 million to purchase all of the Shares that Parent and its subsidiaries do not already own pursuant to the Offer, to make payments in respect of outstanding in-the-money options, to repay J. Alexander’s existing indebtedness and to consummate the Merger, plus related fees and expenses. Parent and its subsidiaries will provide us with sufficient funds (by means of a capital contribution and/or other advancement) to purchase all Shares properly tendered in the Offer and to provide funding for the Merger and the other transactions contemplated by the Merger Agreement, which are expected to follow the successful completion of the Offer in accordance with the terms and conditions of the Merger Agreement.

Parent expects to obtain the necessary funds from its and its subsidiaries’ available cash and cash equivalents and, if necessary, through borrowings under its unsecured revolving bank credit facility under the Second Amended and Restated Credit Agreement, dated as of April 16, 2012, among Parent, Bank of America, N.A., as Administrative Agent, and the other financial institutions party thereto (the “Revolving Credit Facility”), and an agreement to change the aggregate size of the credit facility under the Revolving Credit Facility from $925.0 million to $800.0 million, with an option to increase the size of the credit facility to $900.0 million. At June 30, 2012, Parent had $750.0 million of unused capacity, and outstanding debt with a principal amount of $50.0 million (due April 2016) with interest payable monthly at LIBOR plus 145.0 basis points (1.69275% at June 30, 2012), under the Revolving Credit Facility. As of the date of this Offer to Purchase, Parent and Purchaser do not have any alternative committed financing arrangements or financing plans with respect to the Offer and the Merger in the event that borrowings under the Revolving Credit Facility are not available.

On April 16, 2012, we amended and extended our then existing credit agreement and agreed to change the aggregate size of the credit facility under the Revolving Credit Facility. These agreements reduced the total size of the existing credit facility from $925.0 million to $800.0 million, with an option to increase the size of the credit facility to $900.0 million, and established an extended maturity date of April 16, 2016. Pricing for the new agreement is based on an applicable margin between 132.5 basis points to 160.0 basis points over LIBOR, depending on the senior debt ratings of Parent. The Revolving Credit Facility remains subject to affirmative, negative and financial covenants customary for financings of this type, including, among other things, limits on the creation of liens, sales of assets, the incurrence of indebtedness, restricted payments, transactions with affiliates, and certain amendments. The Revolving Credit Facility prohibits Parent from paying dividends to our shareholders if an event of default has occurred and is continuing or would result therefrom. The Revolving Credit Facility requires Parent to maintain certain financial ratios and levels of capitalization. The Revolving Credit Facility includes customary events of default for facilities of this type (with customary grace periods, as applicable). These events of default include a cross-default provision that, subject to limited exceptions, permits the lenders to declare the Revolving Credit Facility in default if: (i)(A) we fail to make any payment after the applicable grace period under any indebtedness with a principal amount (including undrawn committed amounts) in excess of 3% of our net worth, as defined in the Revolving Credit Facility, or (B) we fail to perform any other term under any such indebtedness, or any other event occurs, as a result of which the holders thereof may cause it to become due and payable prior to its maturity; or (ii) certain termination events occur under significant interest rate, equity or other swap contracts. The Revolving Credit Facility provides that, upon the occurrence of an event of default, the interest rate on all outstanding obligations will be increased and payments of all outstanding loans may be accelerated and/or the lenders’ commitments may be terminated. In addition, upon the occurrence of certain insolvency or bankruptcy related events of default, all amounts payable under the Revolving Credit Facility will automatically become immediately due and payable, and the lenders’ commitments will automatically terminate.

A copy of the Revolving Credit Facility has been filed as an exhibit to the Tender Offer Statement on Schedule TO to which this Offer to Purchase is attached as an exhibit. The foregoing summary is qualified in its entirety by reference to the terms and conditions of the Revolving Credit Facility, and such exhibit is incorporated herein by reference.

Purchaser does not think its financial condition is relevant to a decision by the holders of Shares whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•

Purchaser, through Parent and its subsidiaries, will have sufficient funds available to purchase all Shares successfully tendered in the Offer in light of its financial capacity in relation to the amount of consideration payable;

•	the Offer is not subject to any financing condition; and

•	if Purchaser consummates the Offer, it expects to acquire any remaining Shares for the same cash price in the Merger.

10.	Background of the Offer; Past Contacts or Negotiations with J. Alexander’s.

The following is a description of Parent’s participation in a process with J. Alexander’s that culminated in the execution of the Merger Agreement. For a review of the activities of J. Alexander’s relating to that process, you are referred to the Schedule 14D-9 of J. Alexander’s being mailed to shareholders with this Offer to Purchase. The information set forth below regarding J. Alexander’s was provided by J. Alexander’s, and none of Parent, Purchaser or any of their affiliates has independently verified the accuracy or completeness of any information regarding meetings or discussions in which Parent or its affiliates or representatives did not participate.

Parent is a leading provider of title insurance, mortgage services and diversified services and uses its cash flow and other resources for, among other things, making and managing equity investments across a number of industries. Parent, through its wholly-owned subsidiary FNSO, owns a 55% interest in American Blue Ribbon Holdings, LLC (“ABRH”), an owner and operator of Bakers Square, Max & Erma’s, Village Inn, Stoney River Legendary Steaks, O’Charley’s and Ninety Nine restaurants, as well as the pie bakery Legendary Baking. From time to time, Parent engages in discussions relating to potential transactions of public and private restaurant companies, both by approaching potential targets directly and by participating in target-initiated sale processes.

On February 21, 2012, representatives of Cary Street contacted representatives of Parent to explore Parent’s interest in pursuing a transaction with J. Alexander’s.

In March 2012, Parent and certain of its affiliates gained access to an online data site for their due diligence review.

On March 15, 2012, Mr. Charles Hurt, a senior investment banker at Cary Street with a focus on restaurant industry transactions, spoke with Mr. Brent Bickett, Executive Vice President of Corporate Finance for Parent, concerning Parent’s interest in entering into a confidentiality agreement with J. Alexander’s.

Effective March 18, 2012, J. Alexander’s entered into a confidentiality agreement with Parent and its affiliates.

On March 19, 2012, representatives of J. Alexander’s and Parent met in Jacksonville, Florida for an introductory meeting and due diligence session. Representatives of Cary Street attended that meeting.

On March 20, 2012, Mr. Bickett indicated Parent’s potential interest in pursuing conversations with J. Alexander’s.

On March 21, 2012, Mr. Lonnie J. Stout II, the Chief Executive Officer of J. Alexander’s, and Mr. Bickett spoke concerning Parent’s potential interest.

On March 26, 2012, Parent submitted to J. Alexander’s an initial nonbinding indication of interest to purchase in a tender offer 50.1% of the outstanding common stock of J. Alexander’s at $10.75 per share in cash, and to pay a special dividend of $2.00 per share in cash on each remaining share of outstanding common stock of J. Alexander’s in a transaction that would involve combining the operations of J. Alexander’s with the restaurant operations of Parent’s affiliates. Parent proposed that holders of the remaining outstanding common stock of J. Alexander’s would own a 5% economic interest in the combined company.

On April 3, 2012, Mr. Stout met with Mr. Hazem Ouf, the President and CEO of ABRH, for an introductory dinner in Nashville.

On April 4, 2012, Parent sent to Cary Street a form of confidentiality agreement containing provisions with respect to J. Alexander’s receipt of confidential information of ABRH.

On April 5, 2012, management of J. Alexander’s met with representatives of ABRH and Parent, at J. Alexander’s offices in Nashville, Tennessee, for the purposes of making management introductions and conducting additional due diligence on a mutual basis. Representatives from Cary Street attended.

On April 6, 2012, Mr. Stout had further discussions with Mr. Bickett concerning the proposed price and terms for a transaction between J. Alexander’s and Parent.

On April 10, 2012, effective April 9, 2012, J. Alexander’s and ABRH entered into a confidentiality agreement obligating J. Alexander’s to maintain in confidence the confidential information provided to J. Alexander’s by ABRH for the purposes of evaluating the business combination proposed by Parent.

On April 10, 2012, Cary Street communicated to Parent that the J. Alexander’s Board did not deem the price indicated to be sufficient, but that if an indication of interest were submitted with improved price terms, then J. Alexander’s would consider entering into negotiations regarding a specific transaction.

On April 12, 2012, J. Alexander’s received a revised nonbinding indication of interest from Parent at an increased tender offer price of $11.25 per share and a special dividend amount of $2.35 per share in cash, with the transaction structure described above. The shareholders of J. Alexander’s would own a 6% economic interest in the combined company under the revised indication of interest.

On April 17, 2012, J. Alexander’s received an offer purported to be a final offer from Parent at $12.00 per share in cash, to purchase in a tender offer 50.1% of the outstanding common stock of J. Alexander’s, and to pay a special dividend of $3.00 per share in cash on each remaining share of outstanding common stock of J.

Alexander’s in a transaction that would involve combining the operations of J. Alexander’s with ABRH’s restaurant operations. Parent proposed that holders of the remaining outstanding common stock of J. Alexander’s would own a 6% economic interest in the combined company. Parent also requested a 30-day period of exclusivity to negotiate definitive agreements with J. Alexander’s.

Effective April 18, 2012, J. Alexander’s entered into an exclusivity agreement with Parent that provided that J. Alexander’s would negotiate exclusively with Parent for a 30-day period. After this date, Parent continued to engage in due diligence discussions and review with representatives of Cary Street and J. Alexander’s. Mr. Stout and Mr. Bickett spoke periodically concerning the progress of the transaction.

On April 26, 2012, Mr. Stout met in Jacksonville, Florida with Mr. William Foley II, the Executive Chairman of the Board of Directors for Parent, Mr. Bickett and other executives of Parent.

On April 27, 2012, senior management of J. Alexander’s met with representatives of Parent, ABRH and ABRH’s other significant equityholder, Newport Global Advisors, at the offices of Bass, Berry & Sims PLC (“Bass, Berry”) in Nashville. Representatives of Cary Street and Bass, Berry were present. Each of J. Alexander’s and ABRH made presentations concerning its business. ABRH also presented information concerning its pro forma capital structure, assuming the completion of the transaction with J. Alexander’s on the terms proposed by Parent. Representatives of Parent indicated they were continuing to work on the structure for the proposed transaction and expected to refine the structure for the transaction. The parties discussed their willingness to consider structural changes, so long as there was no significant economic impact to the consideration to be received by the shareholders of J. Alexander’s.

On May 2, 2012, members of J. Alexander’s management, representatives of Cary Street and Bass, Berry, members of Parent’s management and representatives of Weil, Gotshal & Manges LLP (“Weil”), legal counsel to Parent, and J.P. Morgan, transaction structuring adviser to Parent, participated in a conference call. They discussed the details of a revised proposed structure, which did not involve a tender offer as initially proposed due to concerns that a tender offer structure would not be practicable in a transaction that contemplated the shareholders of J. Alexander’s retaining an equity interest in the combined operations of J. Alexander’s and ABRH.

On May 14, 2012, Weil sent Bass, Berry an initial draft of a merger agreement that contemplated a multi-step transaction, beginning with a merger followed by asset contribution and restructuring transactions, that would have resulted in the formation of a new publicly-traded company that would be the managing member of, and hold an interest in, the combined restaurant operations of ABRH and J. Alexander’s.

On May 18, 2012, the period of exclusivity pursuant to the confidentiality agreement between J. Alexander’s and Parent expired. After this date, J. Alexander’s continued to focus on the proposed transaction with Parent due to its belief that a transaction with Parent would be executed at a reasonably prompt date and that Parent’s proposal continued to represent the best value for shareholders.

On May 20, 2012, Bass, Berry provided to Weil a responsive draft including J. Alexander’s comments to the draft merger agreement.

The parties and their representatives continued their due diligence efforts, including legal due diligence. Mr. Stout maintained contact with Mr. Bickett periodically concerning the transaction and J. Alexander’s business.

On May 24, 2012, Weil provided to Bass, Berry a responsive draft including Parent’s comments to the draft merger agreement.

On May 25, 2012, Bass, Berry provided to Weil comments on the draft merger agreement. Representatives of Weil and Bass, Berry participated on a conference call held on May 27, 2012 to discuss the comments.

On May 29, 2012, Bass, Berry provided to Weil a responsive draft of the merger agreement.

During the week of May 28, 2012, the parties continued to engage in due diligence review, including legal due diligence.

On May 30, 2012, representatives of J. Alexander’s, Parent, J.P. Morgan, Weil, Bass, Berry and Cary Street participated on a conference call to discuss the merger and the proposed transaction structure. The parties also held a due diligence call on that date.

On June 1, 2012, Weil provided to Bass, Berry a responsive draft of the merger agreement including Parent’s comments and a draft of an asset contribution agreement.

On June 4, 2012, Bass, Berry provided to Weil a responsive draft of the merger agreement, including J. Alexander’s comments.

On June 6, 2012, Weil provided to Bass, Berry a responsive draft of the merger agreement, including Parent’s comments. Bass, Berry and Weil discussed the draft.

On June 8, 2012, Weil provided to Bass, Berry a revised draft of the merger agreement and drafts of certain ancillary agreements. Weil provided drafts of additional ancillary documents to Bass, Berry during the week of June 11, 2012. Representatives of Weil and Bass, Berry participated on several conference calls during this week to negotiate terms of the agreements.

As part of its due diligence, Parent raised questions regarding J. Alexander’s post-closing obligations under the salary continuation agreements and employment agreements of certain J. Alexander’s executives with J. Alexander’s. On June 14, 2012, Mr. Bickett indicated to Mr. Stout that Parent had continuing questions concerning those agreements, and would request that those executives waive their rights to certain benefits under those agreements.

On June 15, 2012, Weil and Bass, Berry continued to negotiate the terms of the merger agreement and the ancillary agreements. Mr. Bickett contacted Mr. Stout and stated that Parent would not be inclined to enter into a definitive agreement with J. Alexander’s unless Mr. Stout and certain other J. Alexander’s executives relinquished certain rights under their salary continuation agreements and employment agreements with J. Alexander’s.

On June 16, 2012, Weil provided to Bass, Berry drafts of additional ancillary documents.

On June 17, 2012, Weil provided to Bass, Berry revised drafts of the merger agreement and the ancillary documents.

Discussions between Weil and Bass, Berry continued regularly throughout the week of June 18, 2012, as the parties negotiated the remaining terms of the merger agreement and all ancillary documents.

On June 18, 2012, Mr. Stout and Mr. Bickett further discussed Parent’s requested amendments to J. Alexander’s executives’ salary continuation agreements and employment agreements.

On June 19, 2012, Bass, Berry provided to Weil a draft letter agreement with respect to the amendments requested by Parent to those certain J. Alexander’s executives’ salary continuation agreements and employment agreements.

On June 20, 2012, Weil provided to Bass, Berry a revised draft of the executive letter agreements. Weil also provided drafts of additional ancillary documents.

On June 20, 2012, Bass, Berry, on behalf of J. Alexander’s, engaged in negotiations with the executives and Weil concerning the terms of the draft executive letter agreements.

On June 21, 2012, the J. Alexander’s Board convened a meeting to discuss the status of the possible transaction with Parent. After discussion, the meeting was adjourned until June 22, 2012 pending finalization of the transaction documents.

On June 22, 2012, the J. Alexander’s Board reconvened its meeting of June 21, 2012. Cary Street delivered its fairness opinion to the J. Alexander’s Board verbally, which was later confirmed in writing, that, based upon and subject to the matters described in its fairness opinion, as of June 22, 2012, the merger consideration to be received by the holders of Shares, other than Parent or its affiliates, pursuant to the Prior Agreement was fair, from a financial point of view, to such holders of J. Alexander’s common stock. The J. Alexander’s Board resolved by unanimous vote that the Prior Agreement, the ancillary agreements and the other agreements contemplated by any of the foregoing (collectively, the “Prior Transaction Agreements”) and the transactions contemplated thereby (collectively, the “Prior Transactions”), were approved and declared advisable, fair to, and in the best interests of J. Alexander’s and its shareholders, the form, terms, provisions, and conditions of the Prior Transaction Agreements were adopted and approved, and the consummation of the Prior Transactions was approved. The J. Alexander’s Board recommended, subject to the ability of J. Alexander’s to make a Recommendation Withdrawal (as defined in the Prior Agreement) pursuant to and in accordance with the Prior Agreement, that the shareholders of J. Alexander’s approve the Prior Agreement, the asset contribution agreement and the exchanges contemplated by other Prior Transaction Agreements.

The Prior Agreement, a plan of restructuring, an asset contribution agreement and an exchange agreement were executed by Parent, FNH, certain of their affiliates that are parties thereto, and J. Alexander’s after the close of business on June 22, 2012. The executives and J. Alexander’s also executed the letter agreement amendments to their employment agreements and salary continuation agreements. On June 25, 2012, before the opening of trading on NASDAQ, J. Alexander’s issued a press release announcing the execution of the Prior Agreement.

On June 23, 2012, the 30-day “go-shop” period commenced pursuant to the Prior Agreement.

On July 3, 2012, J. Alexander’s issued a press release announcing the continuation of the “go-shop” period under the Prior Agreement and describing J. Alexander’s sales process leading up to its entry into a definitive Prior Agreement.

On July 7, 2012, Mr. Foley discussed with Mr. Stout on a preliminary basis the possibility that Parent would offer to amend the Prior Agreement to provide for an all-cash transaction in a tender offer structure. Mr. Foley also spoke with Mr. Stout on July 15, 2012, and indicated Parent was pursuing this concept and that Mr. Bickett may contact Mr. Stout.

On July 21, 2012, Mr. Bickett proposed to Mr. Stout an amendment to the Prior Agreement to change the form of the transaction with Parent to an all-cash tender offer at a price of $12.00 per share for all shares of J. Alexander’s common stock.

On July 22, 2012, the J. Alexander’s Board held a meeting. In connection with the end of the “go-shop” period, on that same date, Mr. Stout contacted Mr. Bickett to inform Parent of the existence of two proposals from parties that would be “Excluded Parties” for purposes of the Prior Agreement and the price terms of those proposals, as required by the terms of the Prior Agreement.

On July 22, 2012, the “go-shop” period ended at 11:59 p.m.

On July 23, 2012, the “no-shop” period commenced under the Prior Agreement. The J. Alexander’s Board reconfirmed its recommendation in support of the Prior Agreement, and J. Alexander’s announced there were two “Excluded Parties” for purposes of the Prior Agreement with which J. Alexander’s could continue to actively engage in negotiations for a superior proposal.

On July 23, 2012, Weil provided to Bass, Berry a draft of an amended and restated merger agreement that provided for a cash tender offer by Parent for all shares of J. Alexander’s common stock.

During the week of July 23, 2012, Bass, Berry participated in telephone conferences with Weil to negotiate the terms of the draft amended and restated merger agreement providing for the tender offer structure, but without discussing a proposed offer price.

Also on July 24, 2012, Bass, Berry and Weil discussed the draft amended and restated merger agreement.

On the evening of July 24, 2012, Mr. Stout and Mr. Bickett discussed a proposal by Mr. Stout for an all-cash tender offer at an offer price of $12.50 per share, in exchange for J. Alexander’s agreement to forego treating any parties as “Excluded Parties.”

On July 25, 2012, Mr. Bickett contacted Mr. Stout to clarify the proposal for an all-cash tender offer by Parent as described above.

On July 26, 2012, Mr. Bickett contacted Mr. Stout to communicate that Parent would be willing to proceed to negotiate an amended and restated merger agreement providing for an all-cash tender offer structure at $12.50 per share, and conditioned on J. Alexander’s agreement to terminate its discussions with the “Excluded Parties.”

On July 27, 2012, Mr. Stout contacted Mr. Bickett, as required by the terms of the Prior Agreement, to inform Parent that both of the Excluded Parties had improved their proposed price terms and indicated their willingness to commence a tender offer.

On July 27, 2012, Weil sent to Bass, Berry drafts of tender offer materials and a revised draft of the amended and restated merger agreement, indicating a tender offer price of $12.50 per share.

On the afternoon of July 27, 2012, the J. Alexander’s Board held a meeting. After discussion, the meeting was adjourned until evening.

On July 28, 2012, Mr. Stout spoke with Mr. Bickett and informed Parent of an improved $13.00 price term of the proposal from another party, as required by the terms of the Prior Agreement. Mr. Stout and Mr. Bickett spoke again on July 28 and July 29, 2012, to discuss Parent’s proposal at $12.50 per share.

On the evening of July 29, 2012, Mr. Bickett contacted Mr. Stout and proposed an all-cash transaction structured as a tender offer at $13.00 per share for all the outstanding shares of common stock of J. Alexander’s followed by a merger in which each outstanding share of J. Alexander’s common stock (other than shares held by J. Alexander’s or Purchaser) will be cancelled and converted into the right to receive $13.00. Parent’s proposal, including the improved offer price of $13.00, was conditioned on J. Alexander’s agreement to terminate its discussions with the Excluded Parties.

On the evening of July 29, 2012, the J. Alexander’s Board held a meeting. Cary Street delivered its fairness opinion to the J. Alexander’s Board verbally, which was later confirmed in writing, that, based upon and subject to the matters described in that fairness opinion, as of July 29, 2012, the consideration to be received by the holders of J. Alexander’s common stock, other than Parent and Merger Sub (which are not receiving the consideration pursuant to the amended and restated merger agreement (referred to in this background as the “Restated Merger Agreement”)) or any of their respective affiliates, pursuant to the Restated Merger Agreement was fair, from a financial point of view, to such holders of J. Alexander’s common stock. After deliberations, the J. Alexander’s Board resolved by unanimous vote that the form, terms, provisions, and conditions of the Restated Merger Agreement be adopted and approved, and the consummation of the transactions contemplated by the Restated Merger Agreement be approved and declared advisable, fair to, and in the best interests of J. Alexander’s and its shareholders. The J. Alexander’s Board recommended to the shareholders of J. Alexander’s that they accept the tender offer, tender their shares in the tender offer and, to the extent required by applicable law, approve the Merger and adopt the Merger Agreement, subject to the ability of J. Alexander’s to make a Recommendation Withdrawal (as defined in the Merger Agreement) pursuant to the terms of and in accordance with the Merger Agreement.

J. Alexander’s entered into the Merger Agreement and terminated the Prior Transaction Agreements with the other parties on July 30, 2012. J. Alexander’s, its executives, and Parent and its affiliates also entered into amended and restated executive waiver letter agreements.

On July 31, 2012, J. Alexander’s and Parent issued a joint press release announcing the execution of the Merger Agreement. The tender offer was commenced by Purchaser on August 6, 2012.

For information on the Merger Agreement and the other agreements between J. Alexander’s and Purchaser and their respective related parties, see Section 8 — “Certain Information Concerning Parent, Purchaser and Certain Related Persons,” Section 9 — “Source and Amount of Funds,” and Section 11 — “The Merger Agreement; Other Agreements.”

11.	The Merger Agreement; Other Agreements.

Merger Agreement

The following is a summary of the material provisions of the Merger Agreement. The following description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit (d)(1) and incorporated herein by reference. For a complete understanding of the Merger Agreement, you are strongly encouraged to read and understand the full text of the Merger Agreement. The Merger Agreement has been provided solely to inform investors of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of that agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, the representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by shareholders of, or other investors in, J. Alexander’s. J. Alexander’s shareholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of J. Alexander’s, Parent, Purchaser or any of their respective subsidiaries or affiliates.

The Offer. The Merger Agreement provides for the commencement of the Offer as promptly as practicable, but in no event later than August 6, 2012. The Offer was commenced on August 6, 2012. The obligations of Purchaser (and the obligations of Parent to cause Purchaser) to commence the Offer and to accept for payment, and pay for, Shares tendered pursuant to the Offer are subject to the satisfaction or waiver of certain conditions that are described in Section 15 — “Certain Conditions of the Offer.” The Merger Agreement provides that each J. Alexander’s shareholder who validly tenders Shares in the Offer will receive $13.00 for each Share tendered, net to the shareholder in cash, without interest and less any required withholding tax. Parent and Purchaser expressly reserve the right to waive any condition to the Offer (as described in Section 15 — “Certain Conditions of the Offer”), to increase the Offer Price or to make any other changes to the terms and conditions of the Offer, except that without the prior written consent of J. Alexander’s, Parent and Purchaser will not:

•	decrease the Offer Price or change the form of consideration payable in the Offer;

•	decrease the number of Shares subject to or sought to be purchased in the Offer;

•	impose conditions on the Offer in addition to the conditions described in this Offer to Purchase (see Section 15 — “Certain Conditions of the Offer”);

•	waive or amend the Minimum Condition;

•

amend or supplement any of the other conditions described in this Offer to Purchase or any other term of the Offer in a manner adverse to the holders of the Shares, other than Parent, Purchaser and any of their respective affiliates; or

•	extend or otherwise change the Expiration Date except as required or permitted by the Merger Agreement.

Extensions of the Offer/Subsequent Offering Period. The Merger Agreement provides that on the initial expiration date or any subsequent date on which the Offer is scheduled to expire, if any of the conditions to the Offer (as described in Section 15 — “Certain Conditions of the Offer”) are not satisfied or waived, then, (i) we may (without J. Alexander’s consent), and (ii) we must (if requested in writing by J. Alexander’s no less than one business day prior to the scheduled expiration date), extend the Offer for one or more successive periods of time up to five business days per extension until those condition(s) have been satisfied or waived; provided that:

•	we will not be required to extend the Offer beyond November 30, 2012 (the “Outside Date”); and

•

if the only condition that has not been satisfied as of the scheduled expiration date of the Offer is the Minimum Condition (as described below), then we must extend the Offer for one or more successive periods of up to five business days each, with the total of such extensions not to exceed the earlier to occur of (x) ten business days and (y) the Outside Date.

The Minimum Condition requires the number of Shares that have been validly tendered and not validly withdrawn prior to the expiration of the Offer to represent at least the number of Shares required to adopt the Merger Agreement and approve the Merger pursuant to the charter and by-laws of J. Alexander’s and the Tennessee Business Corporation Act on the date the tendered Shares are accepted for payment, determined on a fully-diluted basis (as defined in the Merger Agreement). Under the Merger Agreement, we also will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer or necessary to resolve any comments of the SEC or its staff applicable to the Offer or the documents pursuant to which the Offer is made. The Merger Agreement also provides that we may, at our sole discretion, choose to provide for a subsequent offering period in accordance with Rule 14d-11 promulgated under the Exchange Act, if, following the expiration of the Offer, all of the conditions to the Offer described in Section 15 — “Certain Conditions of the Offer” are satisfied but the number of Shares validly tendered and not validly withdrawn in the Offer and accepted for payment is less than 90% of the outstanding Shares (on a fully-diluted basis, as defined in the Merger Agreement).

Top-Up Option. J. Alexander’s has also granted to Parent an irrevocable right (the “Top-Up Option”), which Parent may exercise upon and following consummation of the Offer, if necessary, to purchase from J. Alexander’s, at a price per share equal to the Offer Price, payable in cash and/or by the issuance of a promissory note in the form attached as an exhibit to the Merger Agreement, up to that number of newly-issued Shares (the “Top-Up Shares”) that, when added to the number of Shares owned by Parent (or any of its subsidiaries) at the time of exercise of the Top-Up Option, would constitute one Share more than 90% of the Shares then outstanding on a fully-diluted basis (as defined in the Merger Agreement) after giving effect to the issuance of the Top-Up Shares (excluding from Parent’s (and its subsidiaries’) ownership, but not from the Shares outstanding, those Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of that guarantee). The Merger Agreement provides that the Top-Up Option may not be exercised if:

•	the number of Shares subject to the Top-Up Option exceeds the number of authorized and unissued Shares available for issuance;

•

any temporary restraining order or preliminary or permanent injunction or other order by any federal or state court or other tribunal of competent jurisdiction or applicable law (collectively, “Restraints”) prohibits the exercise of the Top-Up Option or the delivery of the Top-Up Shares;

•

immediately after the exercise of the Top-Up Option and the issuance of the Top-Up Shares, Parent (and its subsidiaries) would not own more than 90% of the Shares then outstanding on a fully-diluted basis (as defined in the Merger Agreement); or

•	Purchaser has not accepted for payment the Shares validly tendered in the Offer (or during any subsequent offering period) and not validly withdrawn.

The Merger. The Merger Agreement provides that, at the Effective Time, Purchaser will be merged with and into J. Alexander’s, with J. Alexander’s being the surviving corporation (the “Surviving Corporation”). Following the Merger, the separate existence of Purchaser will cease, and J. Alexander’s will continue as the Surviving Corporation and as an indirect, wholly-owned subsidiary of Parent. The directors of Purchaser immediately prior to the Effective Time will be the directors of the Surviving Corporation.

Pursuant to the Merger Agreement, at the Effective Time, (i) each share of common stock of Purchaser issued and outstanding immediately prior to the Effective Time will be converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation and (ii) each Share that is owned by J. Alexander’s or Purchaser will be cancelled and retired and will cease to exist without any consideration being delivered in exchange for those Shares.

Each Share issued and outstanding immediately prior to the Effective Time, other than Shares to be cancelled in accordance with the preceding paragraph, will be converted into the right to receive an amount of cash, without interest, equal to the Offer Price, (the “Merger Consideration”), subject to any required withholding of taxes, payable to the holder thereof in accordance with the terms of the Merger Agreement described herein. At the Effective Time, all of those Shares will no longer be outstanding and will automatically be cancelled and cease to exist, and each holder of a certificate or evidence of Shares in book-entry form that immediately prior to the Effective Time represented any of those Shares will cease to have any rights with respect thereto, except the right to receive the Merger Consideration, in cash without interest.

As promptly as reasonably practicable after the Effective Time, Parent will cause the Exchange Agent (as defined in the Merger Agreement) to mail to each holder of record of shares immediately prior to the Effective Time a letter of transmittal and instructions for use in effecting the surrender of Share certificates in exchange for the Merger Consideration, in cash, without interest. The Exchange Agent will pay the Merger Consideration, in cash, without interest to the shareholders upon receipt of (1) surrendered certificates representing the Shares or, in the case of Shares held in book-entry form, an “agent’s message” with respect to such Shares and (2) a signed letter of transmittal and any other items specified by the Exchange Agent. Interest will not be paid or accrue in respect of the Merger Consideration. The Surviving Corporation will reduce the amount of any Merger Consideration, in cash, without interest paid to the shareholders by any applicable withholding taxes.

J. Alexander’s Stock Options. The Merger Agreement provides that each then outstanding unexercised stock option (whether or not then vested or exercisable) that represents the right to acquire Shares (each, an “Option”) will become fully vested and exercisable immediately prior to the Acceptance Time. Pursuant to the Merger Agreement, each in-the-money Option that is outstanding as of the Acceptance Time will be cancelled and converted into the right to receive an amount in cash, without interest and subject to any required withholding taxes, equal to the product of (i) the excess, if any, of the Offer Price, in cash, without interest over the exercise price per Share under that Option and (ii) the number of Shares subject to that Option, which amount will be paid by J. Alexander’s, as the surviving corporation, as soon as practicable after the Acceptance Time. Each out-of-the-money Option that is outstanding immediately prior to the Acceptance Time will be cancelled without consideration.

Representations and Warranties. In the Merger Agreement, J. Alexander’s has made customary representations and warranties to Parent and Purchaser, including representations relating to:

•	organization and good standing;

•	the capitalization of J. Alexander’s;

•	corporate power and authorization;

•	no conflicts with or consents required in connection with the Transaction Agreements and Transactions;

•	required government approvals, filings and consents;

•	J. Alexander’s SEC filings, financial statements and controls;

•	no undisclosed liabilities;

•	the information supplied to Parent and Purchaser by J. Alexander’s for use in the tender offer documents;

•	labor matters;

•	the absence of certain changes or events;

•	compliance with laws;

•	permits;

•	litigation;

•	taxes;

•	employee benefit plans and related matters;

•	material contracts;

•	intellectual property and software;

•	real and personal property;

•	environmental matters;

•	J. Alexander’s shareholder rights plan and the inapplicability of takeover statutes to the transactions contemplated by the Merger Agreement;

•	brokers’ and finders’ fees;

•	the opinion of the Company’s financial advisor;

•	the Company’s suppliers;

•	insurance; and

•	the quality and safety of food and beverage products.

In the Merger Agreement, Parent and Purchaser have made customary representations and warranties to J. Alexander’s, including representations relating to:

•	organization and good standing;

•	corporate power and authorization;

•	no conflicts with or consents required in connection with the Transaction Agreements and Transactions;

•	required government approvals, filings and consents;

•	information supplied to J. Alexander’s by Parent and Purchaser for use in the solicitation/recommendation statement;

•	formation and operation of Purchaser;

•	litigation;

•	that no Parent shareholder vote is required;

•	available funds; and

•	ownership of Shares.

Operating Covenants. The Merger Agreement provides that, from the date of the Prior Agreement to the Effective Time or the earlier termination of the Merger Agreement, except as contemplated by the Merger Agreement (including in the Company’s disclosure schedules to the Merger Agreement) or as required by law, and unless Parent otherwise consents in writing (which consent will not be unreasonably withheld, conditioned or delayed), J. Alexander’s will, and will cause each of its subsidiaries to, conduct its operations in the ordinary course in all material respects and, to the extent consistent therewith, use its commercially reasonable efforts to:

•	preserve intact in all material respects its business organization;

•	preserve its assets, rights and properties in good repair and condition;

•	retain the services of its current officers, employees and consultants; and

•

preserve the goodwill and relationship of J. Alexander’s and each of its subsidiaries with customers, key employees, suppliers, licensors, licensees, lessors and other persons with which it has material business dealings.

From the date of the Prior Agreement to the Effective Time, J. Alexander’s (and each of its subsidiaries) is subject to customary operating covenants and restrictions, including restrictions relating to:

•	amendments to its charter or bylaws;

•	setting aside for payment of dividends or other distributions;

•	the adjustment, split, combination, subdivision or reclassification of its capital stock;

•	the repurchase, redemption or other acquisition of its capital stock or other equity interests;

•	the issuance, sale, grant, disposition, pledge or other encumbrance of its stock or other securities, or changes to its capital structure;

•	the entry into any agreement with respect to the voting of its capital stock;

•	any merger or consolidation with a third party;

•	the acquisition of any equity interests in or material assets of any third party, and certain investments in any third party;

•	the sale, transfer, assignment, abandonment, lease, sublease, license, guarantee, or other disposition or encumbrance of material properties, rights, assets, product lines or businesses;

•	loans or capital contributions;

•	the incurrence, prepayment or other acquisition or modification of indebtedness;

•	certain capital expenditures;

•	the cancellation of any material debts owed to it;

•	taking certain actions with respect to employment and employee compensation and benefits;

•	the settlement or release of pending or threatened claims;

•	entry into, or modification or termination of, certain types of material contracts and the waiver, delay, release or assignment of material rights;

•	intellectual property rights;

•	tax matters;

•	changes in accounting methods or practices;

•	liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization;

•	deferment of payment of accounts payable;

•	the removal of any material assets of J. Alexander’s or its subsidiaries from the corporate office, warehouses, restaurants of J. Alexander’s or any of its subsidiaries’ facilities;

•	issuance of coupons, gift certificates or complimentary rights for dining;

•	material increases or decreases to inventory;

•	the waiver of any rights under or amendment of J. Alexander’s shareholder rights plan;

•	the adoption of any “shareholder rights plan,” “poison pill” or similar arrangement, including J. Alexander’s shareholder rights plan;

•	failure to maintain in full force and effect material insurance policies consistent with past practice;

•	changes to its fiscal year;

•	entry into new lines of business;

•	the implementation or announcement of any material reductions in labor force, mass layoffs or plant closings;

•	early retirement programs or new severance programs or policies;

•	entry into agreements with certain types of obligations or restrictions; and

•

amendment or modification of the letter of engagement of Cary Street in a manner that increases J. Alexander’s obligations thereunder or the engagement of any other financial advisor in connection with the transactions contemplated by the Merger Agreement or other acquisition proposals.

Shareholders Meeting. The Merger Agreement provides that J. Alexander’s will, if the approval of the Merger Agreement by its shareholders is required by law, prepare and file with the SEC, subject to the prior review and comment of Parent and Purchaser, the form of either (i) the information statement that will be provided to J. Alexander’s shareholders in connection with the Shareholders Meeting (as defined below), if any, or (ii) the proxy statement relating to the required shareholder approval, if any, solely in the event that Parent, in its sole discretion, requests that proxies be solicited from J. Alexander’s shareholders for use at the Shareholder Meeting (collectively, the “Information/Proxy Statement”).

The Merger Agreement provides that J. Alexander’s will, if required by applicable law in order to consummate the Merger, (i) duly call, give notice of, convene and hold a meeting of its shareholders (the “Shareholders Meeting”) for the purpose of adopting the Merger Agreement and approving the Merger as soon as reasonably practicable after the Acceptance Time (and the expiration of any subsequent offering period), (ii) subject to the ability of the J. Alexander’s Board to make a Recommendation Withdrawal (as defined below), include in the Information/Proxy Statement the recommendation of the J. Alexander’s Board that J. Alexander’s shareholders vote in favor of the approval of the Merger and the Merger Agreement and, (iii) if Parent so requests, take all other reasonable actions necessary or advisable to secure the vote of J. Alexander’s shareholders in favor of the approval of the Merger and the Merger Agreement.

Under the Merger Agreement, if Purchaser and its subsidiaries acquires at least 90% of the then outstanding Shares (calculated in accordance with the TBCA), Parent, Purchaser and J. Alexander’s will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the Acceptance Time without a shareholders meeting in accordance with the applicable provisions of the TBCA.

Go Shop and No Solicitation Provisions.

Go Shop Provisions.

The Merger Agreement provides that during the period beginning on the date of the Prior Agreement and continuing until 11:59 p.m. (Nashville time) on July 22, 2012, the 30th calendar day after the date of the Prior Agreement (the “Go-Shop Period”), J. Alexander’s and its subsidiaries and their respective directors, officers, employees, affiliates, investment bankers, attorneys, accountants and other advisors or representatives (collectively, “Representatives”) will have the right to:

•

initiate, solicit, facilitate and encourage (publicly or otherwise) any inquiry or the making of any proposals or offers that could constitute Acquisition Proposals (as defined below), including by way of providing access to non-public information to any party and its Representatives, its affiliates and its prospective equity and debt financing sources pursuant to (but only pursuant to) a confidentiality agreement that contains terms limiting the use and disclosure of non-public information and imposing standstill obligations that, in each case, are not materially less favorable individually and in the aggregate to J. Alexander’s than those contained in the Confidentiality Agreement (as defined below), and that does not prohibit J. Alexander’s from providing information to Parent and Purchaser that it is obligated under the Merger Agreement to provide (an “Acceptable Confidentiality Agreement”); provided that J. Alexander’s will make available to Parent and Purchaser, concurrently with providing that information to any such party or parties, any non-public information concerning J. Alexander’s or its subsidiaries that J. Alexander’s provides to any party given that access that was not previously made available to Parent and Purchaser; and

•

engage or enter into, continue or otherwise participate in any discussions or negotiations with any party or “group” within the meaning of Section 13(d) of the Exchange Act (a “Group”) and their Representatives and their prospective equity and debt financing sources with respect to any Acquisition Proposals or otherwise cooperate with or assist or participate in, or facilitate any of those inquiries, proposals, discussions or negotiations or any effort or attempt to make any Acquisition Proposals.

For information on the expiration of the Go-Shop Period, see Section 10 — “Background of the Offer; Past Contacts or Negotiations with J. Alexander’s.”

No Solicitation Provisions.

Except as expressly permitted by the non-solicitation provisions in the Merger Agreement and except as may relate to any Excluded Party (as defined below), J. Alexander’s and its subsidiaries and their respective officers and directors will, and J. Alexander’s will cause its Representatives to:

•

at 12:00 a.m. (Nashville time) on July 23, 2012 (the “No-Shop Period Start Date”) immediately cease and terminate any solicitation, encouragement (including by way of providing access to non-public information or the business, properties, assets or personnel of J. Alexander’s or any of its subsidiaries to any party and its Representatives, its affiliates and its prospective equity and debt financing sources), discussions or negotiations (or any other actions described under the heading “Go Shop Provisions” above) with any parties that may be ongoing with respect to any inquiry, proposal or Acquisition Proposal (as defined below), and as promptly as practicable thereafter deliver a written notice to each of those parties to the effect that J. Alexander’s is ending all discussions and negotiations with that party with respect to any inquiry, proposal or Acquisition Proposal, effective immediately, which notice will also request that party to return or destroy promptly all confidential information concerning

J. Alexander’s and its subsidiaries, and J. Alexander’s will take all reasonably necessary actions to secure its rights and ensure the performance of each party’s obligations under any applicable confidentiality agreement (including enforcement of any applicable standstill provision); and

•	from the No-Shop Period Start Date until the earlier of the Effective Time or the termination of the Merger Agreement, not directly or indirectly:

•

initiate, solicit, knowingly facilitate or knowingly encourage (publicly or otherwise) (including by way of providing access to non-public information or the business, properties, assets or personnel of J. Alexander’s or any of its subsidiaries to any party and its Representatives and its affiliates) any inquiries regarding, or the making, submission or announcement of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal;

•

engage or enter into, continue or otherwise participate in any discussions or negotiations with respect to, or provide any non-public information or data concerning J. Alexander’s or its subsidiaries to any party relating to, or that would reasonably be expected to lead to, any Acquisition Proposal or otherwise cooperate with or assist or participate in, or knowingly facilitate those inquiries, proposals, discussions or negotiations;

•

grant to any party any waiver, amendment or release under any standstill or confidentiality agreement, J. Alexander’s shareholder rights agreement dated as of March 5, 2012, as amended, or any takeover statute, (in each case, other than (if the J. Alexander’s Board first determines that the failure to take those actions would be inconsistent with the Company’s directors’ fiduciary duties under applicable law) a limited waiver, amendment or release thereunder for the sole purpose of allowing any party or Group to make an Acquisition Proposal or an offer that would reasonably be expected to lead to an Acquisition Proposal); or

•	otherwise facilitate any such inquiries, proposals, discussion or negotiations or any effort or attempt by any party to make an Acquisition Proposal.

Not later than 24 hours following the No-Shop Period Start Date, J. Alexander’s must notify Parent of the number and identity of any Excluded Parties and, subject to the ability of J. Alexander’s to make a Recommendation Withdrawal pursuant to and in accordance with the non-solicitation provisions under the Merger Agreement, the J. Alexander’s Board will publicly and expressly reaffirm the Company Board Recommendation.

See “No Persons Qualify as Excluded Parties” below.

Permitted Activities During No-Shop Period.

Notwithstanding anything in the Merger Agreement to the contrary but subject to the last sentence of the paragraph below titled “Obligation to Keep Parent Informed,” at any time following the No-Shop Period Start Date and prior to the Acceptance Time, if J. Alexander’s receives an Acquisition Proposal from any party or Group that did not result from a material breach of the non-solicitation provisions under the Merger Agreement, then:

•	J. Alexander’s and its Representatives may contact that party or Group solely to clarify the terms and conditions of that Acquisition Proposal;

•

J. Alexander’s and its Representatives may provide non-public information and data concerning J. Alexander’s and its subsidiaries to that party or Group and their Representatives and their prospective equity and debt financing sources; provided that J. Alexander’s will make available to Parent and Purchaser, concurrently with providing that information to any other party or parties, any non-public information concerning J. Alexander’s or its subsidiaries that J. Alexander’s made available to any other party or Group and their Representatives and their prospective equity and debt financing sources if that information was not previously made available to Parent and Purchaser, and

•

J. Alexander’s and its Representatives may engage or participate in any discussions or negotiations with that party regarding that Acquisition Proposal, if that Acquisition Proposal did not result from a material breach of the non-solicitation provisions under the Merger Agreement, and prior to taking any action described in this or the immediately preceding bullet point:

•

that party first executes an Acceptable Confidentiality Agreement with J. Alexander’s and the J. Alexander’s Board determines in good faith (after consultation with its financial advisor and outside counsel) that (A) the failure to take that action would be inconsistent with the Company’s directors’ fiduciary duties under applicable law and (B) the Acquisition Proposal either constitutes a Superior Proposal (as defined below) or would reasonably be expected to result in a Superior Proposal; and

•	J. Alexander’s provides prompt notice to Parent of each such determination by the J. Alexander’s Board and of its intent to provide that information or engage in those negotiations or discussions.

For the avoidance of doubt, notwithstanding the occurrence of the No-Shop Period Start Date, J. Alexander’s may continue to engage in the activities permitted under the Merger Agreement with respect to any Excluded Parties, including with respect to any amended proposal that is submitted by any Excluded Parties following the No-Shop Period Start Date, and the restrictions in the prior paragraph will not apply with respect to those Excluded Parties; provided that certain other provisions, described below, will apply.

Obligation to Keep Parent Informed.

Following the No-Shop Period Start Date and until the Acceptance Time or, if earlier, the termination of the Merger Agreement, J. Alexander’s will notify Parent promptly of any Acquisition Proposal received by J. Alexander’s, its subsidiaries or any of their Representatives, and that notice will include the identity of the party or Group making that Acquisition Proposal and the material terms of any such Acquisition Proposal. From and after the date of the Prior Agreement, J. Alexander’s will keep Parent and its Representatives reasonably informed of any material developments, discussions or negotiations regarding any Acquisition Proposal (whether made before or after the No-Shop Period Start Date, and whether solicited in accordance with the non-solicitation provisions under the Merger Agreement or unsolicited) on a current basis and will update Parent on the status and terms of such Acquisition Proposal.

Limitations on Ability to Effect Recommendation Withdrawal and Enter into an Alternative Acquisition Agreement.

Except as described under the heading “Fiduciary Duty Exceptions” below, the J. Alexander’s Board may not:

•

change, withhold, withdraw, qualify or modify (or resolve or publicly propose to change, withhold, withdraw, qualify or modify), in a manner adverse to Parent or Purchaser, the Company Board Recommendation;

•	fail to include the Company Board Recommendation in the Schedule 14D-9 or the Information/Proxy Statement;

•	adopt, approve, authorize, declare advisable or recommend to propose to adopt, approve, authorize or declare advisable (whether publicly or otherwise) any Acquisition Proposal;

•

take formal action, make any recommendation or public statement in connection with, or fail to recommend against, any Acquisition Proposal subject to Regulation 14D under the Exchange Act in any solicitation or recommendation statement made on Schedule 14D-9 relating thereto within ten business days after the commencement of such Acquisition Proposal (any such action described in this and the preceding three bullet points, a “Recommendation Withdrawal”); or

•

approve or recommend, or resolve or publicly propose to approve or recommend, or cause or permit J. Alexander’s or any of its subsidiaries to enter into, any letter of intent, memorandum of understanding, acquisition agreement, merger agreement or similar definitive agreement relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement pursuant to the paragraphs above) (an “Alternative Acquisition Agreement”).

Fiduciary Duty Exceptions.

Notwithstanding anything to the contrary set forth in the Merger Agreement, at any time prior to the Acceptance Time, but not after, so long as none of J. Alexander’s, its subsidiaries or their Representatives has breached in any material respect the non-solicitation provisions under the Merger Agreement, the J. Alexander’s Board may, if it determines in good faith (after consultation with its financial advisor and outside counsel) that failure to take that action would be inconsistent with its fiduciary duties under applicable law:

•

effect a Recommendation Withdrawal in response to an Acquisition Proposal that the J. Alexander’s Board determines in good faith (after consultation with its financial advisor and outside counsel) is a Superior Proposal (including any Superior Proposal made by an Excluded Party) made after the date of the Prior Agreement (giving effect to all of the binding written adjustments, if any, offered by Parent pursuant to the provisions described below or otherwise);

•

subject to prior or concurrent payment of the termination fee required under the Merger Agreement, terminate the Merger Agreement and enter into an Alternative Acquisition Agreement if the J. Alexander’s Board determines in good faith (after consultation with its financial advisor and outside counsel) that the Acquisition Proposal that is the subject of that Alternative Acquisition Agreement is a Superior Proposal; or

•	effect a Recommendation Withdrawal in response to an Intervening Event (as defined below).

Applicable Definitions.

For purposes of the Merger Agreement:

•	“Acquisition Proposal” means any bona fide inquiry, proposal or offer from any party or Group other than Parent or any of its subsidiaries for, in one transaction or a series of related transactions:

•	a merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving an acquisition of J. Alexander’s;

•

the acquisition in any manner, directly or indirectly, of 20% or more of the equity securities (or securities convertible into 20% or more of the equity securities) or assets (including capital stock of any subsidiaries of J. Alexander’s) of J. Alexander’s or any of its subsidiaries representing 20% or more of the consolidated assets of J. Alexander’s (based on the fair market value thereof, as determined in good faith by the J. Alexander’s Board) or of the consolidated revenues, net income or operating cash flow of J. Alexander’s;

•

any tender offer or exchange offer that results in or, if consummated, would result in any party or Group, directly or indirectly, beneficially owning 20% or more of the equity securities (or securities convertible into 20% or more of the equity securities) of J. Alexander’s; or

•	any combination of the foregoing three preceding bullets.

•

“Excluded Party” means any party or Group (including, with respect thereto, their Representatives, their affiliates and their prospective equity and debt financing sources) from whom J. Alexander’s or any of its Representatives has received during the Go-Shop Period a written Acquisition Proposal that the J. Alexander’s Board determines in its good faith judgment prior to the No-Shop Period Start Date, after consultation with J. Alexander’s financial advisor and outside counsel, is bona fide and is, or would reasonably be expected to result in, a Superior Proposal; provided that any party or Group will cease to be an “Excluded Party” if that party or Group ceases to be engaged in active discussions concerning an acquisition of J. Alexander’s. See “No Persons Qualify as Excluded Parties” below.

•

“Intervening Event” means any event, fact, development or occurrence that affects the business, assets or operations of J. Alexander’s that is unknown to, and is not reasonably foreseeable by, the J. Alexander’s Board as of the date of the Prior Agreement, that becomes known to the J. Alexander’s Board after the date of the Prior Agreement; provided, however, that in no event will the receipt, existence or terms of an Acquisition Proposal or any matter relating thereto or consequence thereof constitute an Intervening Event.

•

“Superior Proposal” means a bona fide written Acquisition Proposal (with the percentages set forth in the definition of that term changed from 20% to 50%) that did not result from a breach of the non-solicitation provisions under the Merger Agreement and that the J. Alexander’s Board has determined in its good faith judgment, after consultation with outside legal counsel and its financial advisor:

•	is reasonably likely to be, and reasonably capable of being, consummated in accordance with its terms, and

•

if consummated, would be more favorable to the Company’s shareholders from a financial point of view than the Transactions, taken as a whole (including changes to the terms and conditions of the Merger Agreement proposed in response to that Acquisition Proposal or otherwise by Parent that, if accepted by J. Alexander’s, would be binding upon Parent and Purchaser), taking into account and without limitation, (A) all financial considerations, (B) the identity of the party making that Acquisition Proposal, (C) the anticipated timing, conditions and prospects for completion of that Acquisition Proposal, (D) the other terms and conditions of that Acquisition Proposal and the implications thereof on J. Alexander’s, including all relevant legal, regulatory and financial aspects of that Acquisition Proposal and the party making the proposal and (E) any other aspects of that Acquisition Proposal deemed relevant by the J. Alexander’s Board.

Exceptions for Compliance with Other Laws.

Nothing contained in the non-solicitation provisions under the Merger Agreement will be deemed to prohibit J. Alexander’s or the J. Alexander’s Board from (i) complying with its disclosure obligations under United States federal or state law with regard to an Acquisition Proposal, including taking and disclosing to its shareholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to shareholders) or (ii) making any “stop-look-and-listen” communication to the shareholders of J. Alexander’s pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any similar communications to the shareholders of J. Alexander’s); provided that (x) those provisions in the Merger Agreement will not permit the J. Alexander’s Board to make a Recommendation Withdrawal or take any other actions contemplated by the non-solicitation restrictions under the Merger Agreement except, in each case, to the extent expressly permitted by, and on the terms and subject to the conditions of, the non-solicitation provisions under the Merger Agreement, and (y) in any such disclosure or communication, J. Alexander’s publicly states that there has been no change in the Company Board Recommendation.

Parent’s Match Rights.

J. Alexander’s will not be entitled to effect a Recommendation Withdrawal with respect to a Superior Proposal or an Intervening Event or to terminate the Merger Agreement to enter an Alternative Acquisition Agreement with respect to a Superior Proposal unless:

•	J. Alexander’s has provided a written notice to Parent at least five business days in advance (the “Notice Period”), which notice in the case of:

•

a Superior Proposal (a “Notice of Superior Proposal”) will specify that J. Alexander’s intends to take that action and include copies of all relevant documents relating to that Superior Proposal, or if either the Superior Proposal or financing terms were not made in writing, a description of the material terms and conditions of the Superior Proposal or financing, as applicable, that is the basis of that action (including the identity of the party making that proposal), or

•	an Intervening Event (a “Notice of Intervening Event”) will describe in reasonable detail that Intervening Event;

•

if requested by Parent, J. Alexander’s will, and will cause its financial advisor and outside counsel to, during the Notice Period, negotiate with Parent and Purchaser and their Representatives in good faith to make amendments to the terms and conditions of the Merger Agreement;

•

following the end of the Notice Period, the J. Alexander’s Board will have determined in good faith after consultation with its financial advisor and outside counsel, taking into account any written and complete amendments to the terms and conditions of the Merger Agreement proposed by Parent and Purchaser that, if accepted by J. Alexander’s, would be binding upon Parent and Purchaser in response to the Notice of Superior Proposal, the Notice of Intervening Event or otherwise, that (1) the Superior Proposal giving rise to the Notice of Superior Proposal continues to constitute a Superior Proposal or (2) those changes would not change the determination of the J. Alexander’s Board of the need for a Recommendation Withdrawal in response to that Intervening Event, as applicable. In the event of any material revisions to that Superior Proposal or material changes related to that Intervening Event, J. Alexander’s will be required to deliver a new written notice to Parent and Purchaser and to comply with the requirements of those provisions of the Merger Agreement with respect to that new written notice, except that the deadline for that new written notice will be reduced to two business days.

No Persons Qualify as Excluded Parties. Notwithstanding anything to the contrary in the Merger Agreement, J. Alexander’s (i) acknowledged and agreed in the Merger Agreement that no party then qualified or in the future will qualify as an Excluded Party for purposes of the Merger Agreement and (ii) irrevocably waived any and all rights under the Merger Agreement to treat any party as an Excluded Party for purposes of the Merger Agreement.

Reasonable Best Efforts. The parties agreed in the Merger Agreement to use reasonable best efforts to (i) cause the conditions to the Offer and the conditions to the parties’ obligations to effect the Merger to be satisfied as promptly as practicable, (ii) take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on that party or its subsidiaries with respect to the Transactions, and subject to the conditions to the Offer and the conditions to the parties’ obligations to effect the Merger, to consummate the Transactions as promptly as practicable, and (iii) obtain as promptly as practicable any consent of, or any exemption or waiver by, any governmental entity or any other third-party consent which is required to be obtained by the parties or their respective subsidiaries in connection with the Transactions, and to comply with the terms and conditions of any such consent, provided, however, that the failure to obtain any or all such consents (in and of itself) will not constitute a Company Material Adverse Effect (as defined below). The parties agreed to, as promptly as practicable following the date of the Prior Agreement, make all filings and notifications with all governmental entities that may be or may become reasonably necessary, proper or advisable under the Merger Agreement and applicable law to consummate and make effective the Transactions, and to use reasonable best efforts to supply as promptly as practicable any additional information and documentary material that may be reasonably requested by a governmental entity pursuant to the HSR Act or applicable law. J. Alexander’s, on the one hand, and Parent and Purchaser, on the other hand, agreed to promptly notify each other of any communication it or any of its affiliates receives from any governmental entity relating to the matters that are the subject of the Merger Agreement and prior to submitting any substantive written communication, correspondence or filing by that party or any of its Representatives, on the one hand, to any governmental entity, or members of its staff, on the other hand, the submitting party will permit the other party and its counsel a reasonable opportunity to review in advance, and consider in good faith the views of the other party provided in a timely manner, in connection with any such communication. To the extent practicable under the circumstances, none of the parties will agree to participate in any substantive meeting with any governmental entity in respect of any filings, investigation, litigation or other inquiry unless it consults with the other party in advance and, where permitted, allows the other party to participate. The parties further agreed not to voluntarily extend any waiting period associated with any consent of any governmental entity or enter into any agreement with any governmental entity not to consummate the Merger and the other transactions contemplated by the Merger Agreement, except with the prior written consent of the other party.

Indemnification and Insurance. The Merger Agreement provides that from and after the Acceptance Time, to the fullest extent permitted by law, Parent will, and will cause J. Alexander’s or the Surviving Corporation, as the case may be, to indemnify, defend and hold harmless (and advance expenses from time to time as incurred to the fullest extent permitted by law, provided the party to whom expenses are advanced complies with the provisions of Section 48-18-504 of the TBCA and provides statements and reasonable documentation therefor) the present and former directors and officers of J. Alexander’s and any party acting as director, officer, trustee, fiduciary, employee or agent of another entity or enterprise (including any J. Alexander’s benefit plan) at the request of J. Alexander’s (each an “Indemnified Party”) from and against any and all actual, documented costs or expenses (including reasonable attorneys’ fees, expenses and disbursements), judgments, fines, losses, claims, damages, penalties, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative, regulatory or investigative, arising out of, relating to or in connection with any circumstances, developments or matters in existence, or acts or omissions occurring or alleged to occur prior to or at the Effective Time, whether asserted or claimed prior to, at or after the Effective Time; provided that the party to whom expenses are advanced provides written affirmation of the Indemnified Party’s good faith determination that any applicable standard of conduct required by the TBCA has been met. Any determination required to be made with respect to whether an Indemnified Party’s conduct complies with the standards set forth under applicable law, J. Alexander’s charter or bylaws or a written contract between an Indemnified Party and J. Alexander’s or one of its subsidiaries, as the case may be, will be made by independent special legal counsel selected by the Board of Directors of the Surviving Corporation or a committee thereof in the manner prescribed by Section 48-18-506 of the TBCA, the fees of which counsel will be paid by the Surviving Corporation.

Subject to the following sentence, J. Alexander’s or the Surviving Corporation (or any successor), as the case may be, will, and Parent will cause J. Alexander’s or the Surviving Corporation (or any successor), as the case may be, to purchase, at no expense to the beneficiaries, a six year extended reporting period endorsement with respect to directors’ and officers’ liability insurance and fiduciary liability insurance having terms and conditions at least as favorable to the Indemnified Parties as the Company’s currently existing directors’ and officers’ liability insurance and fiduciary liability insurance (a “Reporting Tail Endorsement”) and maintain this endorsement in full force and effect for its full term. To the extent purchased after the date of the Prior Agreement and prior to the Effective Time, those insurance policies will be placed through those broker(s) and with those insurance carriers as may be specified by Parent and as are reasonably acceptable to J. Alexander’s; provided that those insurance carrier have at least an “A” rating by A.M. Best with respect to directors’ and officers’ liability insurance and fiduciary liability insurance. Notwithstanding the first sentence of this paragraph, but subject to the second and last sentence of this paragraph, J. Alexander’s will be permitted at its sole and exclusive option to purchase a Reporting Tail Endorsement prior to the Effective Time. Notwithstanding any of the foregoing, (i) in no event will Parent or the Surviving Corporation be required to (or J. Alexander’s be able to) expend an aggregate amount in excess of 300% of the annual premium currently payable by J. Alexander’s for that policy, it being understood that if the premiums payable for that insurance coverage exceed that amount, Parent and the Surviving Corporation will be obligated to (or J. Alexander’s may only) obtain a policy with the greatest coverage available for a cost equal to that amount.

Employee Matters. The Merger Agreement provides that for a period of twelve months following the date of closing of the Merger (the “Benefits Continuation Period”), Parent will cause the Surviving Corporation to provide to employees of J. Alexander’s and its subsidiaries, while their employment continues during the Benefits Continuation Period (the “Continuing Employees”), (i) base salary and target cash bonus opportunities substantially comparable in the aggregate with employee compensation (but excluding equity opportunities, change in control bonuses and retention agreements) provided to similarly situated employees of FNH and (ii) employee benefits substantially comparable in the aggregate with employee benefits (but excluding equity opportunities) provided to similarly situated employees of FNH.

Subject to certain limitations, Parent also agreed to cause the Surviving Corporation to (i) credit each Continuing Employee with his or her years of service with J. Alexander’s and any predecessor entities solely for purposes of eligibility and vesting purposes (and not for the purpose of any benefit accrual) to the same extent as that Continuing Employee was entitled to credit immediately prior to the Closing Date for that service under any similar J. Alexander’s benefit plan, (ii) waive any applicable pre-existing condition exclusions and waiting periods with respect to participation and coverage requirements in any replacement or successor welfare benefit plan of the Surviving Corporation that a Continuing Employee is eligible to participate in following the Closing Date to the extent those exclusions or waiting periods were inapplicable to, or had been satisfied by, that Continuing Employee immediately prior to the Closing Date under the analogous J. Alexander’s benefit plan in which that Continuing Employee participated and (iii) provide each Continuing Employee with credit for any co-payments and deductibles paid during the portion of the applicable plan year prior to the Closing Date (to the same extent that credit was given under the analogous J. Alexander’s benefit plan prior to the Closing Date) in satisfying any applicable deductible out of pocket requirements.

Notwithstanding any other provision of the Merger Agreement to the contrary, Parent has agreed to, and to cause the Surviving Corporation and any of its affiliates to, provide Continuing Employees whose employment terminates during the Benefits Continuation Period with severance benefits at levels no less than the levels agreed to by the parties.

Section 16 Matters. The Merger Agreement provides that J. Alexander’s and the J. Alexander’s Board will take all steps reasonably necessary to cause the transactions contemplated by the Merger Agreement and any other disposition of equity securities of J. Alexander’s in connection with the transactions contemplated by the Merger Agreement by each individual who is a director or executive officer of J. Alexander’s to be exempt under Rule 16b-3 promulgated under the Exchange Act.

State Takeover Laws. The Merger Agreement provides that (i) no state or federal anti-takeover statute (including the TBCA) is applicable to any of the Transaction Agreements or Transactions and (ii) J. Alexander’s and the J. Alexander’s Board will take those action as is necessary to assure that none of the Transaction Agreements or Transactions will be a “takeover offer” under the Tennessee Investor Protection Act.

Shareholder Litigation. J. Alexander’s has agreed to give Parent the opportunity to participate in the defense or settlement of any shareholder litigation against J. Alexander’s and/or its directors or executive officers relating to the Transactions, the Merger Agreement or the Prior Agreement, whether commenced prior to or after the execution and delivery of the Merger Agreement, and will not settle or offer to settle any of that litigation without the prior written consent of Parent (which consent will not be unreasonably withheld, conditioned or delayed). See Section 16 — “Certain Legal Matters; Regulatory Approvals.”

Directors after the Acceptance Time. Promptly upon the Acceptance Time and from time to time thereafter, pursuant to the Merger Agreement, Parent will be entitled to designate the number of directors on the J. Alexander’s Board equal to the product of (i) the total number of directors on the J. Alexander’s Board, and (ii) the percentage that the number of Shares owned directly or indirectly by Parent immediately following the Acceptance Time represents out of the total number of Shares outstanding, and J. Alexander’s has agreed to take all actions necessary to enable Parent’s designees to be so elected or appointed to the J. Alexander’s Board. J. Alexander’s also agreed to cause individuals designated by Parent to have the same proportionate representation on (i) each committee of the J. Alexander’s Board and (ii) each board of directors (or similar body) and each committee thereof (or similar body) of each subsidiary of J. Alexander’s. Prior to the Effective Time, the J. Alexander’s Board will always have at least three members of the J. Alexander’s Board who were members of the J. Alexander’s Board as of the effective date of the Merger Agreement (“Continuing Directors”) and until the Effective Time, the approval of a majority of the Continuing Directors will be required to authorize J. Alexander’s to, among other things:

•	amend, modify, supplement or terminate the Merger Agreement;

•	extend the time for performance of, or waive, any of the obligations or other acts of Parent or Purchaser under the Merger Agreement;

•	waive or exercise any of the Company’s rights under the Merger Agreement;

•	waive any condition to the Company’s obligations under the Merger Agreement;

•	amend the Company’s charter or bylaws;

•	authorize any agreement between J. Alexander’s, or its subsidiaries, on the one hand, and Parent, Purchaser or their affiliates, on the other hand, that is effective before the Effective Time; or

•	make any other determination with respect to any action to be taken or not to be taken by or on behalf of J. Alexander’s relating to the Merger Agreement or the Transactions.

Directors and Officers after the Effective Time. The Merger Agreement provides that the directors and officers of Purchaser immediately prior to the Effective Time will become the directors and officers of the Surviving Corporation.

Conditions to the Merger. The Merger Agreement provides that the obligations of J. Alexander’s, Parent and Purchaser are subject to the satisfaction at or prior to the date on which the merger closes of the following conditions:

•

the approval of the Merger Agreement by the J. Alexander’s shareholders will have been obtained, if required by applicable law, and if not required under applicable law, the passage of at least one month since the date a copy of the Merger Agreement was mailed to holders of the Shares;

•	Parent or Purchaser will have accepted for payment and paid for the Shares pursuant to the Offer in accordance with the Merger Agreement;

•	no Restraint will be in effect preventing or prohibiting consummation of the Merger; and

•	the Regulatory Condition will have been satisfied.

Termination. The Merger Agreement may be terminated and the Merger and the other transactions contemplated by the Merger Agreement may be abandoned at any time prior to the Effective Time, whether before or after obtaining the approval of the J. Alexander’s shareholders, as follows:

•	by mutual written consent of Parent and J. Alexander’s;

•

by either Parent or J. Alexander’s, if the Acceptance Time will not have occurred on or before the Outside Date; provided, however, that this right to terminate the Merger Agreement will not be available to a party if its action or failure to act constitutes a material breach or violation of any of its covenants, agreements or other obligations under the Merger Agreement, and any such material breach or violation or failure has been the principal cause of or directly resulted in the failure of the Acceptance Time to occur on or before the Outside Date;

•

by either Parent or J. Alexander’s, if any Restraint preventing or prohibiting the consummation of the Merger will be in effect; provided, however, that this right to terminate the Merger Agreement will not be available to a party if its action or failure to act constitutes a material breach or violation of any of its covenants, agreements or other obligations under the Merger Agreement, and any such material breach or violation or failure has been the principal cause of or directly resulted in such Restraint;

•

by either Parent or J. Alexander’s, if the Offer expires as a result of the non-satisfaction of any condition to the Offer or is terminated or withdrawn pursuant to its terms in accordance with the Merger Agreement without any Shares being purchased thereunder and Parent and Purchaser have not extended, and J. Alexander’s has not otherwise requested that Parent and Purchaser extend the Offer; provided, however, that this right to terminate the Merger Agreement will not be available to a party if its action or failure to act constitutes a material breach or violation of any of its covenants, agreements or other obligations under the Merger Agreement, and any such material breach or violation or failure has been the principal cause of or directly resulted in the failure of any condition to the Offer or any Shares to be purchased;

•

by Parent, if prior to the Acceptance Time, (1) J. Alexander’s will have breached any of its representations or warranties set forth in the Merger Agreement or will have failed to perform all of its obligations, covenants or agreements required to be performed under the Merger Agreement, and (2) such breach or failure to perform is not curable or, if curable, is not cured by the earlier to occur of the Outside Date and the date that is 30 days following J. Alexander’s receipt of Parent’s written notice of such breach; provided, however, that this right to terminate the Merger Agreement will not be available to Parent if Parent or Purchaser will have materially breached any of their respective representations or warranties contained in the Merger Agreement or will have materially failed to perform all of their respective obligations, covenants or agreements required to be performed under the Merger Agreement and, in either case, such that the conditions set forth in the Merger Agreement would not be satisfied or such material breach or violation or failure constitutes a Parent Material Adverse Effect (as defined below);

•	by Parent, if prior to the Acceptance Time, (1) a Recommendation Withdrawal will have occurred, or (2) J. Alexander’s will have entered into an Alternative Acquisition Agreement;

•	by Parent, if prior to the Acceptance Time, there will have occurred a Company Material Adverse Effect (as defined below);

•

by J. Alexander’s, if Parent or Purchaser will have breached any of their representations or warranties set forth in the Merger Agreement or will have failed to perform all of their obligations, covenants or agreements required to be performed by them under the Merger Agreement and, in either case, such material breach or failure constitutes a Parent Material Adverse Effect and (2) such breach or failure to perform is not curable or, if curable, is not cured by the earlier to occur of the Outside Date and the date that is 30 days following Parent’s receipt of J. Alexander’s written notice of such breach; provided, however, that this right to terminate the Merger Agreement will not be available to J. Alexander’s if it will have breached any of its representations or warranties contained in the Merger Agreement or will have failed to perform all of its obligations, covenants or agreements required to be performed under the Merger Agreement, in either case, such that the conditions set forth in the Merger Agreement would not be satisfied; and

•

by J. Alexander’s, if prior to the Acceptance Time, (1) immediately prior to or concurrently with the termination of the Merger Agreement, subject to complying with the terms of the Merger Agreement, J. Alexander’s enters into one or more Alternative Acquisition Agreements with respect to a Superior Proposal and (2) J. Alexander’s immediately prior to or concurrently with such termination pays to Parent or its designees any termination fee required to be paid pursuant to the Merger Agreement.

As used in the Merger Agreement:

•

“Company Material Adverse Effect” means any event, change, effect, development or occurrence, circumstance or effect, that, individually or in the aggregate, has or would be reasonably expected to have a material adverse effect on the business, results of operations or financial condition of J. Alexander’s and its subsidiaries, taken as a whole or (b) prevents or materially impedes or delays, or is reasonably likely to prevent or materially impede or delay, the consummation by J. Alexander’s of any of the Transactions on a timely basis or the performance by J. Alexander’s of its covenants and obligations under the Merger Agreement; provided, however, that (subject to the next proviso) no event, change, effect, development or occurrence, will be deemed (individually or in the aggregate) to constitute, nor will any of the foregoing be taken into account in determining whether there has been, a Company Material Adverse Effect, to the extent that such event, change, effect, development or occurrence results from, arises out of, or relates to: (i) any general United States or global economic conditions, (ii) any conditions generally affecting the restaurant industry or the upscale casual dining segment of the restaurant industry, (iii) any decline in the market price or trading volume of the Shares (it being understood that the foregoing will not preclude Parent and Purchaser from asserting that the facts or occurrences giving rise to or contributing to that decline that are not otherwise excluded from the definition of a Company Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect), (iv) any regulatory, legislative or political conditions or securities, credit, financial, debt or other capital markets conditions, or the economy in each case in the United States or any foreign jurisdiction, (v) any failure, in and of itself, by J. Alexander’s to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the foregoing will not preclude Parent and Purchaser from asserting that the facts or occurrences giving rise to or contributing to that failure that are not otherwise excluded from the definition of Company Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect), (vi) the public announcement of the Merger Agreement, the Transactions or the identity of, or any facts or circumstances relating to, Parent, Purchaser, or their respective subsidiaries, including the impact of any of the foregoing on the relationships, contractual or otherwise, of J. Alexander’s or any of its subsidiaries with customers, suppliers, officers or employees, (vii) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any rule, regulation, ordinance, order, protocol or any other law of or by any governmental entity, (viii) any change in applicable law, regulation or GAAP (or authoritative interpretations thereof), (ix) any geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of the Prior Agreement, (x) any taking of any action at the written request of Parent or Purchaser, (xi) any reduction in the credit rating of J. Alexander’s or any of its subsidiaries to the extent attributable to the expected consummation of the Merger (it being understood and agreed that the foregoing will not preclude Parent and Purchaser from asserting that the facts or occurrences giving rise to or contributing to that change that are not otherwise excluded from the definition of Company Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect) or (xii) any hurricane, earthquake, flood or other natural disasters, acts of God or any change resulting from weather conditions; provided, however, that with respect to clauses (i), (ii), (iv), (vii) or (xii), any such event, change, effect, development or occurrence will be taken into account if it is disproportionately adverse to J. Alexander’s and its subsidiaries, taken as a whole, when compared to other similarly-situated persons operating in the geographies and industry in which J. Alexander’s and its subsidiaries operate.

•

“Parent Material Adverse Effect” means, with respect to Parent and Purchaser, any event, change, effect, development or occurrence that, individually or in the aggregate, prevents or materially impedes or delays, or is reasonably likely to prevent or materially impede or delay, the consummation by Parent or Purchaser of any of the Transactions on a timely basis or the performance by Parent or Purchaser of their respective covenants and obligations under the Merger Agreement.

Termination Fees and Expense Reimbursement. The Merger Agreement contemplates that a termination fee will be payable by J. Alexander’s to Parent if the Merger Agreement is terminated under certain circumstances, as follows:

•

If the Merger Agreement is terminated by Parent because of a Recommendation Withdrawal or J. Alexander’s entry into an Alternative Acquisition Agreement or by J. Alexander’s in order to enter into an Alternative Acquisition Agreement in respect of a Superior Proposal, then J. Alexander’s will pay Parent (or its designee) a termination fee of $2,159,725;

•

If (i) Purchaser terminates the Merger Agreement because of an uncured material Company breach or Purchaser or J. Alexander’s terminates the Merger Agreement because no Shares were purchased in the Offer, (ii) prior to the date of that termination (but after the date of the Merger Agreement) an Acquisition Proposal is publicly announced or is otherwise communicated to the J. Alexander’s Board, and (iii) within twelve months after the date of that termination, J. Alexander’s enters into a definitive agreement with respect to or otherwise consummates any Acquisition Proposal, then J. Alexander’s will pay to Parent (or its designee) a termination fee of $2,159,625 no later than two business days after the earlier of the execution of that definitive agreement or consummation of that Acquisition Proposal, as the case may be; provided, that solely for purposes of this paragraph, the term Acquisition Proposal will have the meaning ascribed to that term above, except that all references to 20% will be changed to 50%; and

•

If Purchaser terminates the Merger Agreement because of an uncured material Company breach or Purchaser or J. Alexander’s terminates the Merger Agreement because no Shares were purchased in the Offer, then J. Alexander’s will reimburse Parent (or its designee) for any expenses incurred by or on behalf of the Purchaser entities or any of their affiliates, in an aggregate amount not to exceed $500,000, not later than two business days after the date of that termination (any such payment will be credited against any termination fee that becomes payable in the future).

Amendment. The Merger Agreement may be amended or modified by written agreement of the parties at any time prior to the Effective Time, subject to applicable law.

Specific Enforcement. The parties have agreed that irreparable damage would occur for which monetary damages would not be an adequate remedy in the event that any of the provisions of the Merger Agreement are not performed in accordance with their specific terms or are otherwise breached. Therefore, the parties have agreed that, if for any reason Parent, Purchaser or J. Alexander’s has failed to perform its obligations under the Merger Agreement, then the party seeking to enforce the Merger Agreement against the nonperforming party under the Merger Agreement will be entitled to specific performance and the issuance of injunctive and other equitable relief.

Fees and Expenses. Except for the provisions described under “Termination Fees and Expense Reimbursement” above and certain expenses related to financing cooperation, all fees and expenses incurred in connection with the Transactions will be paid by the party incurring those fees or expenses, whether or not the Offer or the Transactions are consummated.

Governing Law. The Merger Agreement is governed by Tennessee law.

Other Agreements

Confidentiality Agreements. On March 18, 2012, Parent, FNH and J. Alexander’s executed a confidentiality letter agreement (the “Confidentiality Letter Agreement”), and on April 9, 2012, ABRH and J. Alexander’s executed a Confidentiality Agreement (together with the Confidentiality Letter Agreement, the “Confidentiality Agreements”), pursuant to which the parties agreed, subject to certain exceptions, to, among other things, keep confidential certain information provided by the parties for purposes of evaluating a possible transaction between Parent and FNH or their affiliates, on the one hand, and J. Alexander’s on the other hand. In the Confidentiality Letter Agreement, Parent and FNH also agreed to a standstill provision placing restrictions on, among other things, the ability of Parent and its controlled affiliates to acquire securities of J. Alexander’s or to enter into, or propose to enter into, a merger or certain other combination or acquisition transactions involving J. Alexander’s, unless specifically requested in writing in advance by the J. Alexander’s Board, for a period of twelve months from the date of the Confidentiality Letter Agreement. The restrictions in the Confidentiality Agreements automatically terminate upon the earlier to occur of two years from the date of each respective Confidentiality Agreement and the date of a consummation of a transaction between J. Alexander’s, on the one hand, and Parent and FNH or their affiliates on the other hand.

The foregoing description of the material provisions of the Confidentiality Agreements does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreements, copies of which are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Parent on August 6, 2012 and are incorporated herein by reference. For a complete understanding of the Confidentiality Agreements, you are encouraged to read the full text of the Confidentiality Agreements.

12.	Purpose of the Offer; Plans for J. Alexander’s.

Purpose of the Offer. The purpose of the Offer is for Parent, through Purchaser, to acquire control of, and the entire equity interest in, J. Alexander’s. The Offer, as the first step in the acquisition of J. Alexander’s, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all of the outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, Purchaser intends to consummate the Merger as promptly as practicable.

If you sell your Shares in the Offer, you will cease to have any equity interest in J. Alexander’s or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in J. Alexander’s. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of J. Alexander’s.

Short-form Merger. The TBCA provides that if a parent company owns at least 90% of each class of outstanding voting shares of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other shareholders of that subsidiary. Accordingly, if as a result of the Offer, the Top-Up Option or the subsequent offering period, if any, Parent and its subsidiaries directly or indirectly own at least 90% of the Shares, Parent and Purchaser expect to effect the Merger as a “short-form merger” pursuant to Section 48-21-105 of the TBCA, no earlier than one month after the date that a copy of the plan of merger was mailed to all shareholders of J. Alexander’s. Under those circumstances, neither the approval of any holder of Shares other than Purchaser, nor of the J. Alexander’s Board, would be required. Furthermore, no dissenters’ rights would be available under Section 48-23-102 of the TBCA in connection with a short-form merger, unless the Shares are no longer listed on Nasdaq on the date of the consummation of the short-form merger. See Section 17 — “Dissenters’ Rights.” Even if Parent and Purchaser do not own 90% of the outstanding Shares following consummation of the Offer, Parent could seek to purchase additional Shares in the open market, from J. Alexander’s or otherwise in order to reach the 90% threshold and effect a short-form merger. The price per Share that may be paid for any Shares so acquired will be at least equal to that paid in the Offer.

Plans for J. Alexander’s. Except as otherwise provided herein, it is expected that, initially following the Merger, the business and operations of J. Alexander’s will, except as described in this Offer to Purchase, be continued substantially as they are currently being conducted. Parent intends to review information as part of a comprehensive review of the Company’s business, operations, capitalization and management with a view to optimizing development of the Company’s potential in conjunction with Parent’s investment in ABRH. Parent will continue to evaluate the business and operations of J. Alexander’s during the pendency of the Offer and after the consummation of the Offer and the Merger and will take those actions as it deems appropriate under the circumstances existing at the time, which may include combining the Company’s business and operations with the restaurant operations currently owned and operated by ABRH.

Upon the Acceptance Time and from time to time thereafter, pursuant to the Merger Agreement, Parent will be entitled to designate the number of directors on the J. Alexander’s Board equal to the product of (i) the total number of directors on the J. Alexander’s Board and (ii) the percentage that the number of Shares owned directly or indirectly by Parent (and its subsidiaries, including Purchaser) immediately following the Acceptance Time represents out of the total number of Shares then outstanding. Parent intends to choose its designees from the persons listed in Schedule I to this Offer to Purchase. J. Alexander’s has agreed to take all actions necessary to enable Parent’s designees to be so elected or appointed to the J. Alexander’s Board. J. Alexander’s also agreed to cause individuals designated by Parent to have the same proportionate representation on (i) each committee of the J. Alexander’s Board and (ii) each board of directors (or similar body) and each committee thereof (or similar body) of each subsidiary of J. Alexander’s. Prior to the Effective Time, the J. Alexander’s Board will always have at least three members of the J. Alexander’s Board who were members of the J. Alexander’s Board as of the effective date of the Merger Agreement (“Continuing Directors”) and until the effective time of the Merger, the approval of a majority of the Continuing Directors will be required to authorize J. Alexander’s to, among other things:

•	amend, modify, supplement or terminate the Merger Agreement;

•	extend the time for performance of, or waive, any of the obligations or other acts of Parent or Purchaser under the Merger Agreement;

•	waive or exercise any of the Company’s rights under the Merger Agreement;

•	waive any condition to the Company’s obligations under the Merger Agreement;

•	amend the Company’s charter or bylaws;

•

authorize any agreement between J. Alexander’s, or its subsidiaries, on the one hand, and Parent, Purchaser or their affiliates, on the other hand, that is effective before the effective time of the Merger; or

•	make any other determination with respect to any action to be taken or not to be taken by or on behalf of J. Alexander’s relating to the Merger Agreement or the Transactions.

Except as described in this Offer to Purchase, Purchaser and Parent have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving J. Alexander’s or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of J. Alexander’s or any of its subsidiaries, (iii) any material change in the Company’s capitalization or dividend policy or (iv) any other material change in the Company’s corporate structure or business.

13.	Certain Effects of the Offer.

Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether that reduction would cause future market prices to be greater or less than the Offer Price, in cash, without interest.

Stock Quotation. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on Nasdaq. According to the published guidelines of The Nasdaq Stock Market, LLC (the “Nasdaq Stock Market”), the Nasdaq Stock Market would consider disqualifying the Shares for listing on Nasdaq (though not necessarily for listing on The Nasdaq Capital Market) if, among other possible grounds:

•	the number of publicly held Shares falls below 750,000;

•	the total number of beneficial holders of round lots of Shares falls below 400;

•	the market value of publicly held Shares over a 30 consecutive business day period is less than $5 million;

•	there are fewer than two active and registered market makers in the Shares over a ten consecutive business day period;

•	J. Alexander’s has shareholders’ equity of less than $10 million; or

•	the bid price for the Shares over a 30 consecutive business day period is less than $1.

Furthermore, the Nasdaq Stock Market would consider delisting the Shares from Nasdaq altogether if, among other possible grounds:

•	the number of publicly held Shares falls below 500,000;

•	the total number of beneficial holders of round lots of Shares falls below 300;

•	the market value of publicly held Shares over a 30 consecutive business day period is less than $1 million;

•	there are fewer than two active and registered market makers in the Shares over a ten consecutive business day period;

•	the bid price for the Shares over a 30 consecutive business day period is less than $1; or

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(i) J. Alexander’s has shareholders’ equity of less than $2.5 million, (ii) the market value of the Company’s listed securities is less than $35 million over a ten consecutive business day period, and (iii) the Company’s net income from continuing operations is less than $500,000 for the most recently completed fiscal year and two of the last three most recently completed fiscal years.

Shares held by officers or directors of J. Alexander’s, or by any beneficial owner of more than 10% of the Shares, will not be considered as being publicly held for this purpose. According to J. Alexander’s, as of July 31, 2012, there were 5,999,735 Shares issued and outstanding. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares are either no longer eligible for Nasdaq or are delisted from Nasdaq altogether, the market for Shares will be adversely affected.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. That registration may be terminated upon application of J. Alexander’s to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by J. Alexander’s to its shareholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to J. Alexander’s, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with shareholders’ meetings and the related requirement of furnishing an annual report to shareholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of J. Alexander’s and persons holding “restricted securities” of J. Alexander’s to dispose of those securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on Nasdaq. We intend and will cause J. Alexander’s to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. If registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

14.	Dividends and Distributions.

The Merger Agreement provides that from the date of the Prior Agreement to the Effective Time, without the prior written consent of Parent, J. Alexander’s will not, and will not allow its subsidiaries to, declare, set aside, make or pay any dividend or other distribution (whether in cash, stock and/or property) in respect of J. Alexander’s capital stock.

15.	Certain Conditions of the Offer.

For the purposes of this Section 15, capitalized terms used but not defined in this Offer to Purchase will have the meanings set forth in the Merger Agreement. Notwithstanding any other provisions of the Offer and in addition to Purchaser’s rights to extend, amend or terminate the Offer in accordance with the provisions of the Merger Agreement and applicable law, neither Parent nor Purchaser will be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any tendered Shares unless:

•	the Minimum Condition will have been satisfied;

•	the Regulatory Condition will have been satisfied;

•	the Legal Restraint Condition will have been satisfied;

•

each representation or warranty of J. Alexander’s set forth in the Merger Agreement (other than the representations and warranties of J. Alexander’s set forth in the Merger Agreement regarding the capitalization of J. Alexander’s, corporate power and authorization, no conflicts with J. Alexander’s charter and by-laws, or any of the similar organizational documents of any of its subsidiaries, no conflicts with any applicable law, or brokers’ and finders’ fees) will be true and correct in all respects (without giving effect to any materiality or Company Material Adverse Effect qualifier therein), as of the date of the Merger Agreement and as of the Acceptance Time as though made on or as of that date (or in the case of representations and warranties that address matters only as of a particular date, as of that date), except to the extent that breaches thereof, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect; (ii) each of the representations and warranties of J. Alexander’s set forth in the Merger Agreement regarding the capitalization of J. Alexander’s (other than the representations and warranties of J. Alexander’s set forth in the Merger Agreement regarding the number of shares outstanding, issuable, available for future issuances and owned as treasury stock, J. Alexander’s stock options and other agreements and rights to acquire stock or other equity interests in J. Alexander’s (collectively, “Company Capitalization Representations”)), corporate power and authorization, no conflicts with J. Alexander’s charter and by-laws, or any of the similar organizational documents of any of its subsidiaries, no conflicts with any applicable law, or brokers’ and finders’ fees will be true and correct in all material respects, as of the date of the Merger Agreement and as of the Acceptance Time as though made on or as of that date (or, in the case of representations and warranties that address matters only as of a particular date, as of that date); (iii) each of the Company Capitalization Representations will be true and correct in all respects (other than de minimis deviations therefrom), as of the date of the Merger Agreement and as of the Acceptance Time as though made on or as of that date (or, in the case of representations and warranties that address matters only as of a particular date, as of that date);

•	J. Alexander’s will have performed or complied in all material respects with all agreements and covenants required to be performed by it under the Merger Agreement at or prior to the Acceptance Time;

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J. Alexander’s will have furnished Parent with a certificate dated as of the date of the Acceptance Time signed on its behalf by its Chief Executive Officer or Chief Financial Officer to the effect that the conditions described in the preceding two bullet points have been satisfied; and

•	The Merger Agreement will not have been validly terminated in accordance with its terms.

To the extent permitted by the rules and regulations of the SEC which require the satisfaction or waiver of conditions prior to the expiration of the Offer (or thereafter in relation to any condition dependent upon the receipt of government approvals), the foregoing conditions are for the sole benefit of Parent and Purchaser, may be asserted by either Parent or Purchaser, regardless of the circumstances giving rise to any of those conditions (provided that nothing will relieve any party to the Merger Agreement from any obligation or liability that party has under the Merger Agreement), and, except for the Minimum Condition, may be waived by Parent or Purchaser in whole or in part at any time and from time to time, subject to the terms of the Merger Agreement and applicable law. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any of those rights, the waiver of any of those rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances, and each of those rights will be deemed an ongoing right that may be asserted at any time and from time to time.

16.	Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, based on our examination of publicly available information filed by J. Alexander’s with the SEC and other information concerning J. Alexander’s, we are not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that might be adversely affected by our acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under “State Takeover Laws,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if those approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company’s business, any of which under certain conditions specified in the Merger Agreement, could cause us to elect to terminate the Offer without the purchase of Shares under certain conditions. See Section 15 — “Certain Conditions of the Offer.”

Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been issued by the United States Federal Trade Commission (the “FTC”), certain transactions may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

Under the HSR Act, our purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Parent, as the ultimate parent entity of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. If the 15th calendar day of the waiting period is not a business day, the waiting period is extended until the next business day. Parent filed Premerger Notification and Report Forms with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on June 29, 2012. The Merger will not require an additional filing under the HSR Act if Purchaser owns more than 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated. Accordingly, the Regulatory Condition has been satisfied. The Offer continues to be conditioned upon the other conditions described in Section 15 — “Certain Conditions of the Offer,” including, among other things, the satisfaction of the Minimum Condition.

Other Foreign Competition Filings. Parent and Purchaser do not believe that any foreign regulatory filings or approvals will be required in connection with the consummation of the Offer.

State Takeover Laws. J. Alexander’s is incorporated under the laws of the State of Tennessee. A number of states have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated, or have substantial assets, shareholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in those states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining shareholders where, among other things, the corporation is incorporated, and has a substantial number of shareholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject those corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of shareholders in the state and were incorporated there.

J. Alexander’s, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any of those laws. J. Alexander’s has represented and warranted to Purchaser and Parent that (i) the J. Alexander’s Board has resolved and taken all necessary action to render J. Alexander’s shareholder rights plan inapplicable to the Transaction Agreements and the Transactions, (ii) other than the HSR Act, no state or federal anti-takeover or regulation is applicable to J. Alexander’s, the Shares, the Offer, the Merger, the Top-Up Option and the other transactions contemplated by the Merger Agreement and (iii) the J. Alexander’s Board has duly taken all necessary action to assure that none of the Transactions will be a “takeover offer” under the Tennessee Investor Protection Act. The Tennessee Investor Protection Act does not apply to the proposed transaction because the Offer is made on substantially equal terms to all shareholders of J. Alexander’s, those terms have been disclosed to those shareholders and the J. Alexander’s Board has recommended acceptance of the Offer to the Company’s shareholders. Purchaser reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer and nothing in this Offer to Purchase or any action taken in connection with the Offer is intended as a waiver of that right.

Should any person seek to apply any state takeover law, we will take that action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In that case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 — “Certain Conditions of the Offer.”

17.	Dissenters’ Rights.

No dissenters’ rights are available under Section 48–23–102 of the TBCA in connection with the Offer. Shareholders who sell Shares in the Offer will not be entitled to exercise dissenters’ rights with respect thereto, but, rather, will receive the Offer Price, in cash, without interest.

Furthermore, no dissenters’ rights are available under Section 48–23–102 of the TBCA in connection with the Merger, unless the Shares are no longer listed on Nasdaq on the date of the consummation of the Merger. If following the consummation of the Offer, J. Alexander’s cannot satisfy the requirements for continued listing on Nasdaq and the Shares are delisted from Nasdaq prior to the date of the consummation of the Merger, then holders of the Shares not tendered in the Offer will be entitled to dissenters’ rights in connection with the Merger. In that case, those holders will receive additional information concerning dissenters’ rights and the procedures to be followed in connection therewith before they have to take any action relating thereto. For additional information on the requirements for continued listing on Nasdaq, see Section 13 — “Certain Effects of the Offer — Stock Quotation.”

18.	Fees and Expenses.

Purchaser has retained Georgeson Inc. to be the Information Agent and Computershare Trust Company, N.A. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of those jurisdiction to be designated by Purchaser.

19.	Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of that jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of those jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, that information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person will be deemed to be the agent of Purchaser, the Depositary or the Information Agent for the purpose of the Offer.

Parent and Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, J. Alexander’s has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the J. Alexander’s Board with respect to the Offer and the reasons for that recommendation and furnishing certain additional related information. A copy of those documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning J. Alexander’s” above.

New Athena Merger Sub, Inc.

August 6, 2012

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER, PARENT AND FNSO.

1.	DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER.

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of New Athena Merger Sub, Inc. are set forth below. The business address and phone number of each such director and executive officer is 601 Riverside Avenue, Jacksonville, Florida, 32204, (904) 854-8100. Unless otherwise indicated, each director and executive officer is a citizen of the United States of America.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT

George P. Scanlon Director and President	Mr. Scanlon is the Chief Executive Officer of Parent and he has served in that capacity since October 2010. Previously Mr. Scanlon served as Chief Operating Officer of Parent since June 2010. Prior to that, Mr. Scanlon served as Corporate Executive Vice President and Chief Financial Officer of Fidelity Information Services, Inc. (“FIS”) since July 2008 and before then as Executive Vice President, Finance of FIS since February 2008. Prior to joining FIS, Mr. Scanlon served as Executive Vice President and Chief Financial Officer of Woodbridge Holdings Corporation (formerly known as Levitt Corporation) since August 2004 and Executive Vice President and Chief Financial Officer of BFC Financial Corporation since April 2007. Prior to joining Levitt, Mr. Scanlon was the Chief Financial Officer of Datacore Software Corporation, an independent software vendor, from December 2001 to August 2004. Prior to joining Datacore, Mr. Scanlon was the Chief Financial Officer at Seisint, Inc., a technology company specializing in providing data search and processing products, from November 2000 to September 2001.

Anthony J. Park Director and Chief Financial Officer	Mr. Park is the Executive Vice President and Chief Financial Officer of Parent and he has served in that position since October 2005. Prior to being appointed CFO of Parent, Mr. Park served as Controller and Assistant Controller of Parent from 1991 to 2000 and served as the Chief Accounting Officer of Parent from 2000 to 2005.

Goodloe M. Partee Secretary	Mr. Partee is Senior Vice President, Legal of Parent and has served in that capacity since September, 2006.

2.	DIRECTORS AND EXECUTIVE OFFICERS OF PARENT.

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Parent are set forth below. The business address and phone number of each such director and executive officer is 601 Riverside Avenue, Jacksonville, Florida, 32204, (904) 854-8100. Unless otherwise indicated, each director and executive officer is a citizen of the United States of America.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY

William P. Foley, II Executive Chairman of the Board and Chairman of Executive Committee	Mr. Foley has served as the executive Chairman of Parent since October 2006 and, prior to that, as Chairman of the Board since 1984. Mr. Foley also served as Chief Executive Officer of Parent from 1984 until May 2007. Mr. Foley also served as President of Parent from 1984 until December 1994. Mr. Foley also serves as the Chairman of the Board of FIS and was its Executive Chairman from February 2006 to February 2011. Mr. Foley also served as the Chairman of the Board of Lender Processing Services, Inc. from July 2008 until March 2009, and, within the past five years, has served as a director of Florida Rock Industries, Inc. He also serves on the board of directors of the Foley Family Charitable Foundation and the Cummer Museum of Arts and Gardens.

George P. Scanlon Chief Executive Officer	See description above.

Raymond R. Quirk President	Mr. Quirk is the President of Parent and he has served in that position since April 2008. Previously, Mr. Quirk served as Co-President since May 2007 and Co-Chief Operating Officer of Parent from October 2006 until May 2007. Mr. Quirk was appointed as President of Parent in 2002. Since joining Parent in 1985, Mr. Quirk has served in numerous executive and management positions, including Executive Vice President, Co-Chief Operating Officer and Division Manager and Regional Manager, with responsibilities for managing direct and agency operations nationally.

Brent B. Bickett Executive Vice President, Corporate Finance	Mr. Bickett has served as Executive Vice President, Corporate Finance of Parent since April 2008. He joined Parent in 1999 as a Senior Vice President, Corporate Finance and has served as an executive officer of Parent since that time. Mr. Bickett also serves as Corporate Executive Vice President, Corporate Finance of FIS.

Anthony J. Park Executive Vice President and Chief Financial Officer	See description above.

Peter T. Sadowski Executive Vice President and Chief Legal Officer	Mr. Sadowski is Executive Vice President and Chief Legal Officer of Parent and has served in that position since 2008. Prior to that, Mr. Sadowski served as Executive Vice President and General Counsel of Parent since 1999.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY

Michael L. Gravelle Executive Vice President, General Counsel and Corporate Secretary	Mr. Gravelle has served as the Executive Vice President, General Counsel and Corporate Secretary of Parent since January 2010 and served in the capacity of Executive Vice President, Legal since May 2006 and Corporate Secretary since April 2008. Mr. Gravelle joined Parent in 2003, serving as Senior Vice President. Mr. Gravelle joined a subsidiary of Parent in 1993, where he served as Vice President, General Counsel and Secretary beginning in 1996 and as Senior Vice President, General Counsel and Corporate Secretary beginning in 2000. Mr. Gravelle also serves as Corporate Executive Vice President, Chief Legal Officer and Secretary of FIS.

Douglas K. Ammerman Director and Chairman of the Audit Committee	Mr. Ammerman has served as a director of Parent since July 2005. Mr. Ammerman is a retired partner of KPMG LLP, where he became a partner in 1984. Mr. Ammerman formally retired from KPMG in 2002. He also serves as a director of Quiksilver, Inc., William Lyon Homes, El Pollo Loco, Inc. and Stantec, Inc.

Thomas M. Hagerty Director Chairman of the Corporate Governance and Nominating Committee and Member of the Executive Committee	Mr. Hagerty has served as a director of Parent since 2005. Mr. Hagerty is a Managing Director of Thomas H. Lee Partners, L.P. Mr. Hagerty has been employed by Thomas H. Lee Partners, L.P. and its predecessor, Thomas H. Lee Company, since 1988. From July 2000 through April 2001, Mr. Hagerty also served as the Interim Chief Financial Officer of Conseco, Inc. On December 17, 2002, Conseco, Inc. voluntarily commenced a case under Chapter 11 of the United States Code in the United States Bankruptcy Court, Northern District of Illinois, Eastern Division. Mr. Hagerty currently serves as a director of MGIC Investment Corp., MoneyGram International, Inc., Ceridian Corporation, FIS, First Bancorp and several private companies.

Peter O. Shea, Jr. Director and Member of the Corporate Governance and Nominating Committee	Mr. Shea has served as a director of Parent since April 2006. Mr. Shea is also the President and Chief Executive Officer of J.F. Shea Co., Inc. and he previously served as Chief Operating Officer of J.F. Shea Co., Inc. for more than five years. J.F. Shea Co., Inc. is a private company with operations in home building, commercial property development and management and heavy civil construction.

Frank P. Willey Vice Chairman of the Board	Mr. Willey is the Vice Chairman of the Board of Parent and has been a director since 1984. Mr. Willey served as Parent’s President from January 1, 1995 through March 20, 2000. Prior to that, he served as an Executive Vice President and General Counsel of Parent until December 31, 1994. Mr. Willey also serves as a director of PennyMac Mortgage Investment Trust. Mr. Willey previously served as a director of CKE Restaurants, Inc. until July, 2010.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY

Willie D. Davis Director and Member of the Audit Committee	Willie D. Davis has served as a director of Parent since 2003. Mr. Davis has served as the President and as a director of All-Pro Broadcasting, Inc., a holding company that operates several radio stations, since 1976. Mr. Davis also serves on the Board of Directors of MGM Mirage, Inc., and, within the past five years, has served as a director of Sara Lee Corporation, Dow Chemical Company, Alliance Bank, Johnson Controls, Inc., Manpower, Inc., and Checkers Drive-In Restaurants, Inc.

Daniel D. (Ron) Lane Director, Chairman of the Compensation Committee and Member of the Audit Committee	Mr. Lane has served as a director of Parent since 1989. Since February 1983, Mr. Lane has been a principal, Chairman and Chief Executive Officer of Lane/Kuhn Pacific, Inc., a corporation that comprises several community development and home building partnerships, all of which are headquartered in Newport Beach, California. Mr. Lane also served as a director of CKE Restaurants, Inc. from 1993 to 2010 and served as a director of FIS from February 2006 to July 2008, and as a director of Lender Processing Services, Inc. (“LPS”) from July 2008 until March 2009.

General William Lyon Director	General Lyon has served as a director of Parent since 1998. General Lyon has served as the Chairman of the board of directors and Chief Executive Officer of William Lyon Homes, Inc. and its predecessors since 1954. General Lyon also serves as the Chairman of the board of directors of Commercial Bank of California. Mr. Lyon also serves as a director of Segerstrom Center for the Arts and Orangewood Children’s Foundation, and as a Life Trustee of the University of Southern California.

Richard N. Massey Director and Member of the Compensation Committee	Mr. Massey has served as a director of Parent since February 2006. Mr. Massey has been a partner of Westrock Capital, LLC, a private investment partnership, since January 2009. Mr. Massey was Chief Strategy Officer and General Counsel of Alltel Corporation from January 2006 to January 2009. From 2000 until 2006, Mr. Massey served as Managing Director of Stephens Inc., a private investment bank, during which time his financial advisory practice focused on software and information technology companies. Mr. Massey also serves as a director of FIS and First Federal Bancshares of Arkansas, Inc.

Cary H. Thompson Director and Member of the Compensation Committee and the Executive Committee	Mr. Thompson has served as a director of Parent since 1992. Mr. Thompson currently is Vice Chairman of Global Corporate and Investment Banking, Bank of America Merrill Lynch, having joined that firm in May 2008. From 1999 to May 2008, Mr. Thompson was Senior Managing Director and Head of West Coast Investment Banking at Bear Stearns & Co., Inc. Mr. Thompson also serves on the board of directors of SonicWall Corporation and served as a director of FIS from February 2006 to July 2008, and as a director of LPS from July 2008 until March 2009.

3.	DIRECTORS AND EXECUTIVE OFFICERS OF FNSO.

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of FNSO are set forth below. The business address and phone number of each such director and executive officer is 601 Riverside Avenue, Jacksonville, Florida, 32204, (904) 854-8100. Unless otherwise indicated, each director and executive officer is a citizen of the United States of America.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY

William P. Foley, II Director, President and Chief Executive Officer	See description above.

Brent B. Bickett Director and Executive Vice President	See description above.

Michael L. Gravelle Director and Executive Vice President, General Counsel and Corporate Secretary	See description above.

Anthony J. Park Executive Vice President and Chief Financial Officer	See description above.

The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each shareholder of J. Alexander’s or such shareholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

If delivering by mail:	By Facsimile Transmission:	If delivering by overnight mail or courier:

Computershare Corporate Actions Voluntary Offer P.O. Box 43011	(Eligible Institutions Only) (617) 360-6810	Computershare Corporate Actions Voluntary Offer 250 Royall Street, Suite V
Providence, RI 02940-3011	Confirm Facsimile Receipt by Telephone: (781) 575-2332	Canton, MA 02021

Other Information:

Questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal, and the Notice of Guaranteed Delivery may be directed to the Information Agent at its location and telephone numbers set forth below. Shareholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

199 Water Street, 26th Floor

New York, NY 10038-3560

Banks and Brokers Call (212) 440-9800

All Others Call Toll-Free (800) 261-1047

jalexanders@georgeson.com